9/29

04045382

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83- 1 FISCAL YEAR: ______

(03/94)

311670

File No. 83-1
Regulation IA
Rule 3

IADB

---

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, NW

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: September 22, 2004

---

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See page 5 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated September 22, 2004.

Information Statement

# Inter-American Development Bank



The Inter-American Development Bank (the Bank) intends from time to time to issue its notes and bonds (the Securities) with maturities and on terms based on market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, price to the public and price to be paid to the Bank, any terms for redemption or other special terms, form and denomination of the Securities, information as to any stock exchange listing and the names and any compensation of the underwriters, dealers or agents in connection with the sale of the Securities being offered at a particular time (the Offered Securities) will be set forth in a prospectus (the Prospectus) or supplemental information statement, together with the terms of offering of the Offered Securities.

## AVAILABILITY OF INFORMATION

The Bank will provide, upon request, copies of its annual report to its Board of Governors, this Information Statement and quarterly financial statements incorporated herein by reference. Written or telephone requests should be directed to the principal office of the Inter-American Development Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department (202) 623-2441.

---

**Recipients of this Information Statement should retain it for future reference, since it is intended that each Prospectus will refer to this Information Statement for a description of the Bank and its financial condition.**

September 22, 2004

## SUMMARY INFORMATION

The Inter-American Development Bank is an international institution established in December 1959. The members of the Bank include 28 countries of the Western Hemisphere and 18 nonregional countries. The purpose of the Bank is to further the economic and social development of Latin America and the Caribbean. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans for specific projects and for institutional and policy reforms that will contribute most effectively to economic growth, and by providing technical assistance.

**Stockholders' Equity and Borrowings:** The ordinary capital resources of the Bank include the subscribed capital stock, reserves and borrowings. The subscribed ordinary capital stock is divided into paid-in capital and callable capital. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for the Bank's borrowings and guarantees. It cannot be called to make loans, and must be called when necessary to meet obligations on borrowed funds and guarantees.

The Bank's policy is to limit its Net Borrowings to the callable capital of its non-borrowing member countries (at June 30, 2004, the U.S. share of such capital was 60.1%, with the balance from Japan, the other nonregional members and Canada). "Net Borrowings" are borrowings and gross guarantee exposure, less qualified liquid assets, and the special reserve assets, which are kept solely for debt service payments. At June 30, 2004, total Net Borrowings outstanding were $33.5 billion, or 69.5% of the $48.3 billion of callable capital of the non-borrowing member countries.

In October 2003, the Bank adopted a new capital adequacy policy to track the sufficiency of economic capital, measured by the Total Equity to Loans Ratio or TELR. The TELR is the ratio of "Equity" (defined as paid-in capital stock and reserves and the allowance for loan losses, minus local currency cash balances, net receivable from members, prepaid pension benefit costs and cumulative SFAS 133 impacts) to outstanding loans and guarantees. The new policy established a band for the TELR between 32% and 38% as a range within which the Bank deems itself to be adequately capitalized. At June 30, 2004, "Equity" totaled $17.1 billion, equal to 34.5% of outstanding loans and guarantee exposure.

**Earnings, Reserves and Liquidity:** The Bank has generated income in every year since its inception. The Bank's ordinary capital operations had Income before SFAS 133 of $438 million for the six months ended June 30, 2004. Substantially all net income has been retained as reserves, which at June 30, 2004 aggregated $13.0 billion. At June 30, 2004, Cash and investments – net, after swaps were $13.7 billion, equal to 29.2% of total debt, and were invested in liquid, high-quality securities.

The Bank's policy is to maintain liquid asset holdings, excluding the special reserve investments and resources from the Bank's short term borrowing facility, within a range of 60% to 100% of the sum of 50% of the estimated undisbursed balance on signed loans at the end of each year plus 33% of estimated net cash requirements for the current and the succeeding year. At June 30, 2004, the Bank's holdings of liquid assets were 93.3% of such sum.

**Loan Portfolio:** The Bank's principal earning asset is its loan portfolio ($49.5 billion at June 30, 2004). The Bank's policy is to limit the total amount of outstanding loans and guarantees to its paid-in capital stock plus the general reserve and the callable capital of non-borrowing member countries. For loans to non-governmental borrowers, the Bank requires a guarantee engaging the full faith and credit of the government, except that up to 10% of the Bank's outstanding loans and guarantees, not including emergency lending, may be made directly to private sector entities without a government guarantee, subject to a number of restrictions.

Lending rates, comprised of the underlying costs of funding and loan spreads, and fees on most public sector loans are established semi-annually at a level that is estimated to generate sufficient income to allow the TELR to grow within the established capital adequacy policy band (i.e., desired equity levels). Upon the approval of the new capital adequacy policy, the Bank established "standard" loan charges at 0.30% lending spread, 0.25% credit commission fee and no supervision and inspection fee, which are expected to be charged under all but exceptional circumstances.

The Bank's policy is to lend and invest the proceeds of borrowings in the currencies borrowed. With respect to public sector loans, loan service delays by a borrower in a member country preclude consideration of

new loan approvals to borrowers in that member country, give the Bank the right to suspend loan disbursements to such borrowers, and may result in the loan being declared immediately due and payable. The Bank does not reschedule public sector loan repayments and has not written off and has no expectation of writing off public sector loans from its ordinary capital resources. Except for four countries that were in nonaccrual for varying times during 1988-1992, with total loans in nonaccrual never exceeding 7.9% of total loans outstanding, and for which the Bank ultimately received the full principal and interest due, the Bank has had an essentially fully performing public sector portfolio since its establishment. There is an Allowance for loan losses to cover risk of loss in the portfolio, primarily related to private sector loans, at June 30, 2004 of $0.2 billion, or approximately 0.4% of outstanding loans.

The Bank has an emergency lending facility in a revolving aggregate amount of up to $6 billion to address financial emergencies in the region. These loans carry a higher spread and a shorter term than regular Bank loans. As of June 30, 2004, the Bank had approved emergency loans under this facility in the amount of $3.9 billion, which have been substantially disbursed and are outstanding. Outstanding loans under a temporary emergency lending program approved for 1998 and 1999 with essentially the same terms and conditions amounted to $0.8 billion at June 30, 2004.

## SELECTED FINANCIAL DATA

The following information is based upon, and should be read in conjunction with, the detailed information and the financial statements for the ordinary capital appearing elsewhere in this Information Statement.

**(Dollar amounts expressed in millions of United States dollars)**

| | Years ended December 31, 2001 | 2002 | 2003 | Six Months ended June 30, 2004 (unaudited) |
|---|---|---|---|---|
| **Ratios** | | | | |
| Net borrowings(1) as a percentage of callable capital subscribed by United States, Canada and nonregional members | 66.6% | 70.0% | 72.1% | 69.5% |
| Interest coverage ratio(2) | 1.44 | 1.40 | 2.49 | 1.56 |
| Total equity(3) to outstanding loans and guarantees | 30.5% | 30.9% | 33.0% | 34.5% |
| Cash and investments as a percentage of borrowings outstanding, after swaps | 27.4% | 30.7% | 30.1% | 29.2% |
| **Balance Sheet Data** | | | | |
| Cash and investments – net(4), after swaps | $11,932 | $14,780 | $14,855 | $13,663 |
| Approved loans | | | | |
| Loans not yet signed | 4,212 | 1,451 | 1,655 | 921 |
| Undisbursed portion of signed loans | 16,294 | 17,119 | 13,964 | 13,477 |
| Loans outstanding | 44,951 | 47,958 | 50,655 | 49,464 |
| Total assets | 58,581 | 65,031 | 69,669 | 66,742 |
| Borrowings(5), after swaps | 43,588 | 48,179 | 49,275 | 46,821 |
| Stockholders' equity | | | | |
| Callable capital stock | 96,619 | 96,611 | 96,611 | 96,611 |
| (of which, subscribed by United States, Canada and nonregional members) | 48,307 | 48,300 | 48,300 | 48,300 |
| Paid-in capital stock | 4,341 | 4,340 | 4,340 | 4,340 |
| Reserves(6) | 8,913 | 9,929 | 12,772 | 12,954 |
| (of which, Special reserve) (6) | 2,337 | 2,419 | 2,503 | 2,489 |
| **Income Statement Data** | | | | |
| Income on loans | $ 3,191 | $ 2,639 | $ 2,711 | $ 1,249 |
| Income on investments | 541 | 319 | 298 | 135 |
| Borrowing expenses, after swaps | 2,321 | 1,841 | 1,636 | 785 |
| Administrative expenses | 300 | 316 | 328 | 156 |
| Loan and guarantee loss provisions (credit) | 147 | 100 | (1,370) | 8 |
| Income before SFAS 133(7) | 1,010 | 728 | 2,433 | 438 |
| Effects of applying SFAS 133(8) | 11 | (19) | (1) | (167) |
| Net income | 1,021 | 709 | 2,432 | 271 |
| **Returns and Costs, after swaps** | | | | |
| Return on: | | | | |
| Average loans outstanding | 7.48% | 5.73% | 5.51% | 5.00% |
| Average liquid investments | 4.13% | 2.28% | 2.00% | 2.05% |
| Average earning assets | 6.65% | 4.91% | 4.70% | 4.37% |
| Average cost of: | | | | |
| Borrowings contracted during period | 3.90% | 2.07% | 1.44% | 0.88% |
| Borrowings outstanding during period | 5.34% | 3.97% | 3.37% | 3.31% |
| Total funds available | 4.17% | 3.09% | 2.57% | 2.51% |
| **Term Duration (in years)** | | | | |
| Investments and loans | 4.34 | 4.13 | 4.33 | 4.33 |
| Debt | 3.88 | 3.66 | 4.46 | 4.22 |

(1) Borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps) and the special reserve assets.
(2) The interest coverage ratio is computed using Income before SFAS 133.
(3) Paid-in capital stock and reserves and the Allowance for loan losses, minus local currency cash balances, net receivable from members, prepaid pension benefit costs and cumulative effects of applying SFAS 133.
(4) Net of Payable for investment securities purchased.
(5) Borrowings outstanding, including premium/discount.
(6) Including related Accumulated other comprehensive income.
(7) SFAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.
(8) Effective January 1, 2004, the Bank discontinued the use of hedge accounting, resulting in a higher impact of SFAS 133.

## THE BANK

The Inter-American Development Bank is an international institution established in December 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement). The principal office of the Bank is located at 1300 New York Avenue, N.W., Washington, D.C. 20577. The Bank also maintains offices in each of its borrowing member countries and in Paris and Tokyo. The resources of the Bank consist of the ordinary capital (Ordinary Capital), the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). Unless otherwise indicated, all financial information provided in this Information Statement refers to the Bank's Ordinary Capital.

The purpose of the Bank is to further the economic and social development of Latin America and the Caribbean. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans for specific projects and for institutional and policy reforms that will contribute most effectively to economic growth, and by providing technical assistance.

The members of the Bank include 28 countries of the Western hemisphere and 18 nonregional countries. A list of the members at June 30, 2004, showing the voting power and the number of shares subscribed by each member to the Bank's capital stock, is set forth in the Statement of Subscriptions to Capital Stock and Voting Power (see Appendix XI to the Financial Statements).

The Agreement as amended provides that subscriptions to capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits nonregional members to have a voting power of up to 15.995%, including approximately 5% for Japan.

## USE OF PROCEEDS

The net proceeds from the sale of Securities will be included in the Bank's ordinary capital resources and used in its ordinary operations.

## FINANCIAL OVERVIEW

### Capitalization

At June 30, 2004, member governments had subscribed to $100,951,374,000 of the ordinary capital stock of the Bank.

Subscriptions to the ordinary capital stock of the Bank are divided into paid-in and callable shares, such subscriptions being payable as follows:

*Paid-in Ordinary Capital.* Each subscription to the paid-in ordinary capital has been paid, in whole or in part, in gold, in United States dollars, or in the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country will make arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or it will agree to convert it on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted, or will accept, non-negotiable, non-interest-bearing demand obligations in lieu of a part of the member's subscription to the paid-in ordinary capital. Under the Agreement such obligations shall be accepted where currencies are not required for the Bank's operations.

*Callable Ordinary Capital.* The callable portion of the ordinary capital subscriptions is subject to call only when required to meet the obligations of the Bank on borrowings of funds to be included in the Bank's ordinary capital resources or guarantees chargeable to such resources, and, accordingly, may not be called to make loans. In the event of a call, payment may be made at the option of the member in gold, in United States dollars, in the currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made.

Calls on the callable portion of the ordinary capital subscriptions are required to be uniform in percentage on all shares, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its ordinary capital subscription. The Bank is required to make calls on the callable portion of the ordinary capital shares when and to the extent necessary to meet the obligations for which such callable portion is subject to call. No calls have ever been made on the callable portion of the subscriptions.

At June 30, 2004, the total subscription of the United States, the Bank's largest shareholder, was $30,309,724,000, of which the United States had paid $1,303,020,000 as subscriptions to the Bank's paid-in capital. Of the United States' callable capital subscription of $29,006,704,000 at June 30, 2004, $3,801,766,000 had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital subscription, $25,204,938,000, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

**Stockholders' Equity**

Stockholders' equity as of June 30, 2004 consists of the following:

| | |
|---|---|
| Subscribed capital stock | $100,951,374,000 |
| Less: Callable portion | 96,611,180,000 |
| Paid-in capital stock | 4,340,194,000 |
| General reserve(1) | 10,464,303,000 |
| Special reserve(1) | 2,489,494,000 |
| Total stockholders' equity | $ 17,293,991,000 |

(1) Including related Accumulated other comprehensive income.

**Borrowings, After Swaps(1)**

Borrowings, after swaps, outstanding as of June 30, 2004, are as follows:

| | |
|---|---|
| Payable in United States dollars | $36,895,054,000 |
| Payable in other convertible currencies | 10,685,263,000 |
| Total | $47,580,317,000 |

(1) Principal at face value, including short-term borrowings.

More detailed information with respect to the Bank's Ordinary Capital borrowings is contained in Notes G and H and Appendix IX to the Financial Statements. The Bank will from time to time borrow additional amounts for its Ordinary Capital in the course of its operations (see "Funding and Liquidity Management").

**Summary Statement of Income and General Reserve**

The following statements are based upon, and should be read in conjunction with, the financial statements and the notes thereto in respect of the Bank's Ordinary Capital appearing elsewhere in this Information Statement:

(Expressed in thousands of United States dollars)

| | Six Months ended June 30, 2004 (unaudited) | Six Months ended June 30, 2003 (unaudited) | Years ended December 31, 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|
| **Income** | | | | | | | |
| Loans | $1,249,371 | $1,429,073 | $ 2,710,713 | $2,638,871 | $3,190,969 | $3,060,787 | $2,581,527 |
| Investments | 134,752 | 159,223 | 298,032 | 318,596 | 540,917 | 765,479 | 576,188 |
| Other | 3,525 | 8,801 | 18,732 | 27,384 | 45,162 | 51,633 | 36,544 |
| Total income | 1,387,648 | 1,597,097 | 3,027,477 | 2,984,851 | 3,777,048 | 3,877,899 | 3,194,259 |
| **Expenses** | | | | | | | |
| Borrowing expenses, after swaps | 785,165 | 856,042 | 1,636,055 | 1,841,361 | 2,320,510 | 2,569,828 | 2,129,420 |
| Provision (credit) for loan and guarantee losses | 8,184 | 53,160 | (1,369,707) | 99,884 | 147,303 | 174,428 | 220,528 |
| Administrative expenses | 156,064 | 146,930 | 327,795 | 315,972 | 299,777 | 287,587 | 276,270 |
| Total expenses | 949,413 | 1,056,132 | 594,143 | 2,257,217 | 2,767,590 | 3,031,843 | 2,626,218 |
| Income before SFAS 133 | 438,235 | 540,965 | 2,433,334 | 727,634 | 1,009,458 | 846,056 | 568,041 |
| Effects of applying SFAS 133 | (167,507) | 22,186 | (874) | (18,899) | (39,697) | — | — |
| Income before cumulative effect of change in accounting principle | 270,728 | 563,151 | 2,432,460 | 708,735 | 969,761 | 846,056 | 568,041 |
| Cumulative effect of change in accounting principle | — | — | — | — | 50,839 | — | — |
| Net income | 270,728 | 563,151 | 2,432,460 | 708,735 | 1,020,600 | 846,056 | 568,041 |
| Allocation to the Fund for Special Operations | — | — | (27,200) | (27,200) | (27,200) | (27,200) | — |
| Addition to General reserve for the period | 270,728 | 563,151 | 2,405,260 | 681,535 | 993,400 | 818,856 | 568,041 |
| General reserve, beginning of period | 9,622,616 | 7,217,356 | 7,217,356 | 6,535,821 | 5,542,421 | 4,723,565 | 4,155,524 |
| General reserve, end of period | $9,893,344 | $7,780,507 | $ 9,622,616 | $7,217,356 | $6,535,821 | $5,542,421 | $4,723,565 |

The Bank has generated income in every year since its inception. Income on loans is the principal source of income. Loan income increased significantly from 1999 to 2001 as a consequence of emergency lending programs. The decrease in loan income from 2002 to 2004 is mainly attributable to reductions in loan fees, lending spread and the cost base for lending rates (see "Charges on loans with a government guarantee (excluding emergency lending)"). While income from investments varies significantly based on market conditions, the Bank's match funding policy has resulted in a positive net investment income. The gross return on average earning assets has consistently exceeded the average cost of total funds available, which includes borrowings in capital markets as well as cost-free paid-in capital resources (net of receivables from members) and reserves.

Lending rates, including cost base and loan spread, and fees on most public sector loans are established semi-annually at a level which is estimated to generate sufficient income to allow the TELR to grow within the established Capital Adequacy policy band (i.e., desired equity levels). In the second semester of 2003, a new lending rate methodology established standard loan charges at 0.30% lending spread, 0.25% credit commission fee and no supervision and inspection fee, which are expected to be charged in all but exceptional circumstances.

Income before SFAS 133 for the six months ended June 30, 2004 was $103 million lower than in the same period last year mainly due to lower net interest margins earned on the Bank's assets as a consequence of the new lending rate methodology mentioned above and reduced income generated by the Bank's free funds,

partially offset by a reduction in the Provision for loan and guarantee losses, resulting from changes in management's assessment of the risk of loss on loans and guarantees.

During 2003, Income before SFAS 133 was $1.7 billion higher than in 2002 mainly due to a non-recurring reduction in the Allowance for loan losses ($1.4 billion) and an increase in loan spread, credit commission and inspection fees.

The Effects of applying SFAS 133 for the six months ended June 30, 2004 was substantially higher ($190 million loss) than in the same period last year due to the discontinuation of hedge accounting effective January 1, 2004. The Bank uses swaps to convert its fixed-rate borrowings into floating-rate funding. These borrowing swaps are financially equivalent to fixed-rate assets and therefore have shown a large mark-to-market loss with the recent increases in market interest rates, which was partially offset by the amortization of basis adjustments on previous fair value hedges. Although the losses from these swaps are substantially offset by corresponding gains on the associated fixed-rate borrowings, only the swaps are marked to market, since, effective January 1, 2004, the Bank's application of SFAS 133 calls for only derivatives to be marked to market. Changes in market value of the derivatives are posted to income, which results in non-meaningful volatility.

In the future, it is expected that net income will continue to be more volatile than Income before SFAS 133 because of the effects of applying SFAS 133 without hedge accounting.

The Agreement permits the Board of Governors to transfer part of the net income from the Bank's ordinary capital resources in respect of a particular fiscal year to the FSO, subject to certain conditions, including a report from the Board of Executive Directors on the desirability of such a transfer, which takes into consideration the adequacy of the reserves and the impact on the Bank's ability to borrow. Substantially all net income has been retained and added to reserves.

### Critical Accounting Policies

The Bank's financial statements are prepared in accordance with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported results (see Note B to the financial statements). The Bank believes that some of the more significant accounting policies it uses to present its financial results in accordance with generally accepted accounting principles, discussed below, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

### Fair Value of Financial Instruments

The Bank uses fair value estimates to account for its trading investments portfolio and all derivatives (mostly interest and currency swaps), and for disclosures of financial instruments. Up to December 31, 2003, the Bank also used fair value estimates to determine adjustments to the carrying amounts of hedged loans and borrowings designated in hedge accounting relationships (see "Hedging Activities"). Fair values are based on market prices when they are available. If market quotes are not available, fair values are based on dealer prices, prices of comparable instruments or discounted cash flows using pricing models. Pricing models use market sourced inputs such as interest rate yield curves, currency exchange rates and option volatility. These assumptions may have a significant effect on the reported fair values of assets and liabilities (including derivatives) and related income and expenses. Management believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters and the consistent application of this approach from period to period.

Changes in the fair value of trading securities and related derivatives are presented in Income from investments in the Statement of Income and General Reserve. Changes in the fair values of all derivatives other than investment derivatives, and of those assets and liabilities linked to derivatives and designated as fair value hedges in accordance with SFAS 133, are reported in the "Effects of applying SFAS 133" caption on the Statement of Income and General Reserve.

### Hedging Activities

SFAS 133 specifies criteria for when derivatives may be accounted for as fair value hedges or cash flow hedges. All derivatives must be assigned to fair value, cash flow or "no hedge" designation categories at the time of execution and throughout the period they are owned, although a derivative's specific hedge designation may change.

Up to December 31, 2003, the Bank designated most of its derivatives related to borrowing and lending activities in hedging relationships following the SFAS 133 criteria. Changes in the fair values of related hedged assets and liabilities resulted in adjustments to their carrying basis that are being amortized into income over the remaining lives of the hedged items. Investment derivatives held in the trading portfolio are not designated as fair value or cash flow hedges because changes in the value of trading securities are always recognized through income and, as such, cannot be designated as hedged items under SFAS 133.

Effective January 1, 2004, as allowed by SFAS 133, the Bank elected to discontinue hedge accounting for all its SFAS 133 hedging relationships while continuing to measure all derivatives at fair value, with changes in fair value recognized in income. While management believes that the Bank's hedging strategies achieve its objectives, the application of SFAS 133 qualifying hedge criteria to certain new financial instrument transactions would no longer make fully evident the Bank's risk management strategies, as certain hedged instruments would be carried at fair value, while other similarly hedged instruments would be carried at amortized cost. The effect of applying SFAS 133 continues to be shown separately in the Statement of Income and General Reserve and excluded from the determination of ratios and other financial parameters since management considers that the reported income volatility of applying SFAS 133 is not representative of the underlying economic transactions as the Bank generally keeps its derivatives and related bonds to maturity.

### Loan Loss Allowance

The Bank maintains an allowance for losses on its loan and guarantee portfolio at levels management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowance requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. While, because of the nature of the Bank's borrowers and guarantors, the Bank expects that each of its public sector loans will ultimately be repaid, amounts may not be repaid on originally agreed terms. As a result, the Bank can suffer losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related contractual terms and the actual cash flows. In past years, certain borrowers have been in arrears for over 180 days, causing their loans to be placed on nonaccrual status.

## OPERATIONS

### General

Under the Agreement, the total amount outstanding of loans and guarantees made by the Bank from its ordinary capital resources may not at any time exceed the total amount of its unimpaired subscribed ordinary capital, plus the unimpaired reserves and surplus included in its ordinary capital resources, exclusive of income assigned to a special reserve for meeting liabilities of the Bank on its borrowings and guarantees and to other reserves not available for loans or guarantees. The Bank's policy is to limit the total amount of outstanding loans and guarantees to its paid-in capital stock plus the general reserve and the callable capital of non-borrowing member countries. At June 30, 2004, the total amount of ordinary capital loans outstanding and gross guarantee exposure as a percentage of the policy limit, after excluding the effect of SFAS 133, was 78.5%.

From its inception to June 30, 2004, the Bank had approved, net of cancellations, 1,669 loans and eleven guarantees from its ordinary capital resources relating to the financing of programs or projects in 25 borrowing member countries. Loans, less cancellations, aggregated the equivalent of $109,570,221,000, of which sales to participants and repayments by borrowers were the equivalent of $45,648,186,000, the undisbursed balances

were the equivalent of $14,397,540,000 and outstanding balances held by the Bank were the equivalent of $49,463,825,000. Approved guarantees, less cancellations, amounted to $833,450,000.

The Bank's loan and guarantee operations are subject to the following rules and conditions set forth in the Agreement:

"(i) the applicant for the loan shall have submitted a detailed proposal and the staff of the Bank shall have presented a written report recommending the proposal after a study of its merits. In special circumstances, the Board of Executive Directors, by a majority of the total voting power of the member countries, may require that a proposal be submitted to the Board for decision in the absence of such a report;

(ii) in considering a request for a loan or a guarantee, the Bank shall take into account the ability of the borrower to obtain the loan from private sources of financing on terms which, in the opinion of the Bank, are reasonable for the borrower, taking into account all pertinent factors;

(iii) in making or guaranteeing a loan, the Bank shall pay due regard to prospects that the borrower and its guarantor, if any, will be in a position to meet their obligations under the loan contract;

(iv) in the opinion of the Bank, the rate of interest, other charges and the schedule for repayment of principal are appropriate for the project in question;

(v) in guaranteeing a loan made by other investors, the Bank shall receive suitable compensation for its risk; and

(vi) loans made or guaranteed by the Bank shall be principally for financing specific projects, including those forming part of a national or regional development program. However, the Bank may make or guarantee over-all loans to development institutions or similar agencies of the members in order that the latter may facilitate the financing of specific development projects whose individual financing requirements are not, in the opinion of the Bank, large enough to warrant the direct supervision of the Bank."

It is the policy of the Board of Executive Directors to consider loans and guarantees only on the basis of written reports prepared by the staff. These reports set forth, in detail, information regarding the technical feasibility of the project and relevant financial and legal matters, as well as the economic situation of the country of the borrower. Through its representative offices in its developing member countries, the Bank maintains on-site technical experts to monitor all public sector projects.

Under the Agreement, the Bank is authorized to make or guarantee loans to its developing member countries or any of their agencies or political subdivisions, to any enterprise in the territory of such members, to development institutions or similar agencies of the members, as well as to the Caribbean Development Bank. With the exception of the loans and guarantees described in the next two paragraphs, the policy of the Bank is to make loans and guarantees only to the public sector (i.e., to member countries or inter-governmental entities or, with the full faith and credit guarantee of the member government concerned, to governmental or other public entities).

Up to 10% of the Bank's outstanding loans and guarantees, not including emergency lending, may be made directly to private sector entities without a government guarantee on the basis of market-based pricing and provisioning (Private Sector Program). Loans and partial guarantees under the Private Sector Program are subject to a number of restrictions, including, for loans and partial credit guarantees, a ceiling on financing the lesser of 25% of the total costs of an individual project or $75 million, although in the case of certain specified countries the Bank may finance up to the lesser of 40% of the total costs of an individual project or $75 million; the ceiling for partial risk guarantees is set at the lesser of 50% of the total costs or $150 million.

The Bank's Board of Governors approved, in early 2003, the inclusion of a two-year international trade finance reactivation program (including trade-related working capital) as eligible under the Private Sector Program. International trade financings are subject to the 10% limit set for the Private Sector Program and cannot exceed $1 billion during this two-year term. The Bank's exposure limits are set for each financing by the Board of Executive Directors.

The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its public sector loans. The Bank's loans cover only portions of the total cost of the projects it finances.

The general conditions applicable to the Bank's public sector loan agreements include a negative pledge clause that generally prohibits a borrower from creating any encumbrances on its assets or revenues in respect of foreign currency debt, unless the Bank is equally and proportionally secured. Waivers of the negative pledge clause may be considered by the Bank on a case-by-case basis. Limited waivers have been granted by the Bank's Board of Executive Directors to several member countries to support commercial debt and debt-service reduction operations.

Most Bank loans are for specific projects. The Bank also makes policy-based sector loans in order to improve economic efficiency in specific sectors of the economies of its developing member countries and to promote sustainable growth by means of policy reforms. In addition, the Bank has a program of emergency lending as described below. Loans have been approved for the following general purposes: energy, industry and mining, agriculture and fishing, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state, the environment, project preparation and emergency lending.

A summary statement of ordinary capital loans outstanding by country at June 30, 2004 and December 31, 2003 is set forth in Appendix VII to the Financial Statements.

**Single currency loans—With a government guarantee**

*Adjustable rate loans:* The Single Currency Facility gives borrowers the option to choose to denominate each loan in one of four currencies (United States dollars, euro, Japanese yen and Swiss francs) or in a combination of such currencies. The interest rate charged on Single Currency Facility loans for which the LIBOR-based pricing alternative is not selected resets semi-annually to reflect the effective cost during the previous six months of each of the single-currency pools of borrowings allocated to fund such loans, plus a spread which, including loan fees, is estimated to generate sufficient income to meet desired equity levels.

*LIBOR-based loans:* During 2003, a LIBOR-based pricing alternative was established for new Single Currency Facility loans and for Single Currency Facility loans approved where no disbursement had yet been made. The lending rate under this alternative resets quarterly and is based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's sub-LIBOR funding cost and the risk mitigation costs, and the Bank's approved spread. As of June 30, 2004, the Bank had approved loans amounting to $1,713,843,000 (2003—$975,794,000) under this pricing alternative, of which $431,903,000 (2003—$185,489,000) were disbursed and outstanding.

The U.S. Dollar Window Program allows private sector borrowers to enter into loans that are denominated and disbursed only in United States dollars and guaranteed by a government. The amount approved for this program is currently $500,000,000 per calendar year. Borrowers under the U.S. Dollar Window Program have the option of electing either a LIBOR-based fixed or floating-rate loan. For fixed rate loans, the interest rate is fixed for each disbursement, for the life of the loan, at a rate based on a LIBOR funding cost. For floating-rate loans, the interest rate resets every six months based on a LIBOR rate. In either case, the borrower pays the Bank's spread and fees.

The Bank has an emergency lending facility in a revolving aggregate amount of up to $6 billion to address financial emergencies in the region. Loans under this facility are for a term not to exceed five years, with principal repayment beginning after three years, and carry a six-month LIBOR interest rate plus a spread of 400 basis points, a front-end fee of 1% on the total amount of the loan, and a commitment fee of 0.75% per annum on the undisbursed balance. These loans are currently not eligible for the standard fees described below. As of June 30, 2004, the Bank had approved loans amounting to $3,880,000,000 (2003—$3,680,000,000) under this emergency lending facility with an outstanding balance of $3,820,000,000 (2003—$3,670,000,000). Outstanding loans under a temporary emergency lending program approved for 1998 and 1999 with essentially the same terms and conditions amounted to $816,800,000 at June 30, 2004 (2003—$1,333,601,000).

**Multicurrency loans—With a government guarantee**

In 1982, the Bank established the Currency Pooling System to equalize exchange risk among the borrowers in determining their repayment obligations. The Bank maintains a targeted currency composition in its Currency Pooling System of 50% United States dollars, 25% Japanese yen and 25% European currencies (primarily Swiss francs and euro). The composition of the multicurrency loans is affected by the selection of currencies for disbursements and by the currencies selected for the billing of the principal repayments, both of which are managed so as to maintain the alignment of the multicurrency loans' composition with the target ratio. New Currency Pooling System loans are no longer available to borrowers effective September 17, 2003.

*Fixed rate loans:* Prior to January 1, 1983, the interest rate due on all amounts disbursed under each loan was the interest rate prevailing at the time that the loan was approved. The interest rate due for Currency Pooling System loans approved from January 1, 1983 to December 31, 1989 is fixed at the time of each disbursement, for the life of the loan. All fixed rate Currency Pooling System loans have been disbursed or cancelled.

*Adjustable rate loans:* On January 1, 1990, the Bank mitigated its interest rate risk by moving from fixed rate to adjustable rate lending for all Currency Pooling System loans made after that date. This rate, which resets twice a year, represents the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus a spread which, along with loan fees, is estimated to generate sufficient income to meet desired equity levels.

**Charges on loans with a government guarantee (excluding emergency lending)**

For loans made under the Single Currency Facility, the U.S. Dollar Window Program and the Currency Pooling System, in addition to the interest rate, the Bank charges a credit commission of up to 0.75% per annum on the undisbursed convertible currency portion of a loan, and a one-time supervision and inspection fee of up to 1% on the principal amount of a loan, which is capitalized into the loan balance in quarterly installments during the disbursement period of the loan. Up to the first semester of 2003, waivers of loan charges and a portion of the lending spread, down to a minimum spread of 0.10%, were granted at the discretion of the Board of Executive Directors, when their collection was not needed to meet financial targets. The capital adequacy policy with its associated lending rate methodology, approved in October 2003, established standard loan charges at 0.30% lending spread, 0.25% credit commission fee and no supervision and inspection fee, subject to semiannual approval by the Board of Executive Directors. Under the new policy, these loan charges are expected to remain constant, except under extraordinary circumstances. Loan charges prevailing during the periods indicated were as follows:

| | Lending spread % | Credit commission % | One-time supervision and inspection fee % |
|---|---|---|---|
| From 1999 to 2001 | 0.50 | Full | 1.00 |
| 2002 | 0.10 | — | — |
| 2003: First six months | 0.50 | 0.50 | 0.50 |
| Second six months | 0.30 | 0.25 | — |
| 2004: First six months | 0.30 | 0.25 | — |
| Second six months | 0.30 | 0.25 | — |

**Single currency loans—Without a government guarantee**

Up to 10% of the Bank's outstanding loans and guarantees, not including emergency lending, may be made directly to private sector entities without a government guarantee, subject to market-based pricing and provisioning and a number of restrictions. Disbursements are denominated in United States dollars and borrowers have the option of either a LIBOR-based fixed or floating-rate loan. For fixed rate loans, the interest rate is fixed upon approval or for each disbursement, for the life of the loan, at a rate based on a LIBOR funding cost plus a credit spread. For floating-rate loans, the interest rate resets every one, three or six months

based on a LIBOR rate plus a credit spread. The credit spreads and fees for Private Sector Program loans are set on a case-by-case basis.

As of June 30, 2004, cumulative Private Sector Program loans approved, net of cancellations and participations, amounted to $2,136,185,000 (2003—$2,058,987,000). Outstanding loans, net of participations, under this Program amounted to $1,170,545,000 at June 30, 2004 (2003—$1,203,728,000). At June 30, 2004, Private Sector Program loans outstanding and guarantee exposure, net of reinsurance, represented 3.00% (2003—3.06%) of the Bank's total outstanding loans and guarantee exposure, net of reinsurance, excluding emergency lending.

A summary of the Bank's outstanding loans by currency and product type and their maturity structure at June 30, 2004 and December 31, 2003 is shown in Appendix VIII.

### Guarantees

The Bank may make partial guarantees either without a government counter-guarantee under the 10% limit for the Private Sector Program operations mentioned above, or for public sector operations with a member government counter-guarantee. Such guarantees for public sector operations were, until recently, only offered in convertible currencies. Since August of this year, the Bank has been authorized to offer guarantees in local currencies for public sector operations with a member government convertible currency counter-guarantee. Regardless of the currency in which a guarantee is denominated, the Bank's exposure is, in all cases, capped at an amount in U.S. dollars determined at the time each guarantee is approved.

To date, the Bank has issued partial guarantees designed to encourage private sector investments and local capital market development. The partial risk guarantees and partial credit guarantees are provided mostly for infrastructure projects and may be offered on a stand-alone basis or in conjunction with a Bank loan. Partial risk guarantees cover specific risk events related to non-commercial factors (e.g., currency convertibility, transferability of currencies outside the host country, government contract frustration) and partial credit guarantees cover payment risks for selected project borrowings or debt issuances. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project or the terms of debt issuances. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. Guarantee exposure is measured as the future guaranteed cash flows, net of reinsurance, when applicable, discounted to the current period.

As of June 30, 2004, the Board of Executive Directors had approved, net of cancellations, eleven guarantees (2003—nine guarantees) without a government counter-guarantee in the amount of $833,450,000 (2003—$696,450,000), of which $327,592,000 (2003—$342,270,000) was outstanding and subject to call. No guarantees provided by the Bank have been called. The net present value of guarantee exposure, net of reinsurance, which is the amount counted towards the Private Sector Program's limit, was $180,260,000 at June 30, 2004 (2003—$197,200,000).

## FUNDING AND LIQUIDITY MANAGEMENT

### Borrowing Policy

The Bank's policy is to limit the amount of its Net Borrowings to the subscribed callable capital of the non-borrowing member countries of the Bank (the United States, Canada and the nonregional members). "Net Borrowings" is the amount of the Bank's ordinary capital borrowings, after swaps, and gross guarantee exposure, less qualified liquid assets, after swaps, and the special reserve assets which are kept solely for meeting liabilities on such borrowings and guarantees. At June 30, 2004, Net Borrowings represented 69.5% of the subscribed callable capital of the non-borrowing member countries.

Under the Agreement, the Bank may borrow only with the approval of the country in whose markets the Securities are sold and the member in whose currency the Securities are denominated. In addition, the Bank is required to obtain the agreement of such countries that the proceeds of such Securities may be exchanged by the Bank for the currency of any other country without restriction.

The primary objective of the Bank's borrowing policy is to obtain the necessary resources to finance its lending program at the lowest possible cost for borrowers. The Bank uses derivatives for hedging purposes as part of its asset and liability management, enabling the Bank to lower its funding costs and enhance investment returns without increasing the Bank's exposure to market risk. The Bank closely monitors and regulates its activities with its dealers and counterparties (see "Commercial Credit Risk"). A summary of the Bank's medium- and long-term borrowing portfolio and its maturity structure at June 30, 2004 and December 31, 2003 is shown in Appendix IX to the Financial Statements. In addition, the Bank has a short-term borrowing facility under which it issues discount notes in amounts of not less than $100,000 and with maturities of 360 days or less.

The amount and timing of the Bank's borrowings are determined in part by the Bank's policies on the holding of cash and liquid investments in convertible currencies as explained below under "Liquidity Management".

### Liquidity Management

The Bank's purpose of holding liquidity is twofold: transactional and precautionary. The Bank maintains adequate resources to meet anticipated contractual obligations and to ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank has a policy of maintaining its month-end holdings of liquid assets, excluding special reserve investments and investments funded by the short-term borrowing facility ("Adjusted liquid assets"), within a range of 60% to 100% of the sum of 50% of the estimated undisbursed balance on signed loans at the end of each year plus 33% of estimated net cash requirements for the current and the succeeding year. At June 30, 2004, the Bank's holdings of Adjusted liquid assets were 93.3% of such sum. In addition, the Bank's liquidity policy calls for a target for average annual Adjusted liquid assets within a range of 70% to 90% of such sum. For the six months ended June 30, 2004, the Bank's average Adjusted liquid assets were 89.4% of such sum.

The primary objective in the management of the Bank's liquid assets is the maintenance of a conservative exposure to market, credit and liquidity risk (see "Commercial Credit Risk"). Within the constraints determined by this primary objective, the Bank maximizes returns on the invested asset portfolio.

As part of its overall portfolio management strategy, the Bank is authorized by its Board of Executive Directors to invest its liquid assets in the obligations of highly rated governments, agencies, commercial banks and corporates (including asset-backed securities). The Bank is also authorized to use derivatives, including currency and interest rate swaps, financial futures and options, for hedging purposes. In order to manage risks associated with its liquidity management, the Bank limits its exposure by counterparty, issuer, sector and rating, and closely matches the duration of its assets and liabilities (see "Commercial Credit Risk"). Summary information with respect to the Bank's investments is shown in Appendices V and VI to the Financial Statements.

## FINANCIAL RISK MANAGEMENT

### General

In order to manage and control financial risk, the Bank conducts its operations within a framework of financial policies, uses only financial instruments that have been specifically authorized, and follows a well-defined risk management decision-making process.

The Bank conducts its risk management activities in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors, which has been delegated the authority to approve financial policies, and the Finance Committee of Management, which reviews policies

for submission to the Board of Executive Directors. Additionally, a Finance Department committee on asset and liability management, chaired by the Finance Manager, develops guidelines and oversees implementation of and compliance with the Bank's financial risk management approach. On the basis of the financial policies approved by the Board of Executive Directors, the Finance Department makes decisions in matters of risk, asset and liability management, funding and investments, and strategic financial planning.

As part of its lending activities, the Bank is exposed to credit risk (loan portfolio and commercial); market risk (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); and operational risk.

**Credit Risk**

Credit risk is the potential loss that could result from the default of borrowers (i.e., loan portfolio credit risk), or from the default/downgrade of investment, trading or swap counterparties (i.e., commercial credit risk).

***Loan Portfolio Credit Risk***

Loan portfolio credit risk is managed at the Bank through a combination of overall lending limitations and a comprehensive capital adequacy framework.

With respect to the overall lending limitations, the Bank's policy is to limit the total amount of outstanding loans and guarantees to the callable capital of the non-borrowing member countries plus the paid-in capital stock and general reserve. This lending limit is stricter than that prescribed by the Agreement (see "Operations—General"), which also includes the callable capital of the borrowing members.

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy, and an associated lending rate methodology. This framework is consistent with best banking industry practices and is responsive to potential variations in the risk associated with the loan portfolio caused by changes in borrowers' credit quality, loan concentration or other factors, while simultaneously allowing the Bank to offer its borrowers low and stable loan charges.

Under the capital adequacy framework, economic capital is measured by the Total Equity to Loans Ratio, or TELR. The TELR is the ratio of "Equity" (defined as paid-in capital and reserves and the allowance for loan losses, minus local currency cash balances, net receivable from members, prepaid pension benefit costs and cumulative SFAS 133 impacts) to the sum of the outstanding loan balance and guarantee exposure. The Bank monitors the TELR to ensure that it grows in the medium-term and that the level of standard loan charges, as described above in the loan charges section, generates sufficient income to avoid erosion of economic capital. The TELR must reside within a band that provides sufficient risk bearing capacity under various financial stress situations.

*Non-performing Loans:* Except for non-guaranteed loans to private sector borrowers, loan service delays by a borrower in a member country preclude consideration for new loan approvals to borrowers in the member country, give the Bank the right to suspend loan disbursements and may result in the loan being declared immediately due and payable. It is the policy of the Bank to place in nonaccrual status all loans made to or guaranteed by a member country of the Bank if principal, interest, or other charges with respect to any such loan are overdue by more than 180 days. In addition, if loans made to a member country by the FSO or by any fund owned or administered by the Bank are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by the Bank. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are excluded from the Bank's income for the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period. For Private Sector Program loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about the future collectibility of principal or interest. Income is

recorded thereafter on a cash-basis or a combination of cash-basis and cost-recovery methods, until loan service is current and management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans do not automatically emerge from nonaccrual status. The Bank maintains a continuous dialogue with its borrowers to attempt to ensure prompt payment on all of its loans. At June 30, 2004, all loans were performing, except for certain Private Sector Program loans, which were classified as impaired and were in nonaccrual (see Note E to the Financial Statements, "Nonaccrual and impaired loans and allowance for loan losses").

*Loan Loss Allowance:* Because of the nature of the Bank's borrowers and guarantors, the Bank expects that each of its public sector loans will ultimately be repaid; however, amounts may not be repaid on originally agreed terms. As a result, the Bank can suffer losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Except for four countries that were in nonaccrual for varying times during 1988-1992, with total loans in nonaccrual never exceeding 7.9% of total loans outstanding, and for which the Bank ultimately received the full principal and interest due, the Bank has had an essentially fully performing public sector portfolio since its establishment. However, to recognize the probable losses inherent in its loan portfolios, the Bank maintains an allowance for loan losses. An additional allowance is provided for Private Sector Program loan losses. Pursuant to Bank policy, a provision of $8,184,000 has been charged to income for the six months ended June 30, 2004, for a total allowance of $191,349,000 at June 30, 2004 (2003—$183,165,000). At June 30, 2004, the allowance for Private Sector Program loan and guarantee losses was 10.3% of the outstanding Private Sector Program loan and guarantee portfolio (2003—10.2%).

### *Commercial Credit Risk*

Commercial credit risk is the potential loss that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the debt instruments in which the Bank invests its liquid holdings. The primary objective in the management of the Bank's liquid assets is the maintenance of a conservative exposure to market, credit and liquidity risk. Consequently, the Bank will only invest in high quality debt instruments issued by sovereigns, agencies, banks and corporate entities (see "Liquidity Management").

In addition, as part of its regular investment, funding and asset and liability management activities, the Bank uses derivative instruments, primarily swaps, for hedging purposes without incurring additional market risk. To manage the credit risk of its investment, funding and asset and liability management activities, the Bank limits these activities to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank also establishes strict credit limits for each counterparty and, for swap counterparties, has entered into master swap agreements that contain enforceable close-out netting provisions and provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits, which are a function of the counterparty's credit rating. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its counterparties.

### Market Risk—Asset and Liability Management

The central component of the Bank's Asset and Liability Management framework is the allocation of debt and equity to fund specific assets. Based on this allocation, the majority of the Bank's liquidity (excluding the special reserve assets) is funded by medium- and long-term debt incurred for the specific purpose of funding liquidity. By using swaps to match the rate structures of these borrowings with their respective investments, the Bank's policy is to largely insulate its debt-funded liquidity portfolio against market rate fluctuations, producing a low and non-volatile cost of carrying liquidity. The Bank's loans are mainly funded by a combination of paid-in capital stock and general reserve and medium to long-term fixed-rate debt incurred for the specific purpose of funding the Bank's loans. As a result, the Bank's long-term loans are provided at lower and more stable loan charges and lending rates than would otherwise be possible. The Bank's special reserve assets—being funded by the special reserve, a part of the Bank's equity—are placed in a held-to-maturity investment portfolio in order to minimize the volatility of investment income related to this portfolio.

### *Interest Rate Risk*

The Bank is exposed to two potential sources of interest rate risk. The first is the interest rate volatility associated with the net spread between the rate the Bank earns on its assets and the cost of borrowings that fund those assets. The second is the interest rate volatility of the income the Bank earns from funding a portion of its assets with equity.

The Bank is currently not exposed to any significant financial risk associated with the funding of its lending operations. In the case of the adjustable lending rate portfolios, the combination of a carefully designed term structure of medium to long-term fixed-rate funding, and a mechanism to adjust lending rates semi-annually to reflect funding costs, has largely eliminated the Bank's exposure to interest rate risk and, at the same time, has provided the Bank's clients with stable costs for their loans. However, adjustable rate loans do entail some small residual interest rate risk, given the lag inherent in the lending rate calculation. The Bank's liquidity and LIBOR-based Single Currency Facility, U.S. Dollar Window, emergency and Private Sector Program loans are funded with matching rate structures and therefore are not exposed to any significant interest rate risk.

The second source of interest rate risk arises because equity funds a portion of outstanding loans. Therefore, the Bank's level of net income is sensitive to movements in the Bank's lending rates, which, through the mechanism described above, are stable. In general, lower nominal interest rates result in lower lending rates, which, in turn, reduce the nominal earnings on the Bank's equity.

### *Exchange Rate Risk*

In order to minimize exchange rate risk in a multicurrency environment, the Bank matches its after-swap borrowing obligations in any one currency with assets in the same currency, as prescribed by the Agreement. In addition, in order to minimize currency misalignments, the Bank aligns the currency compositions of the special reserve assets with outstanding borrowings, and the currencies underlying its equity and allowance for loan losses with those of the outstanding loans and guarantee exposure. The Bank implements regular, periodic currency conversions to maintain these currency alignments.

### Liquidity Risk

Liquidity risk includes the risk of being unable to fund the Bank's portfolio of assets at appropriate maturities and rates (i.e., funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (i.e., liquidation risk); and the exacerbation of these two risks from having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (i.e., concentration risk). The Bank manages liquidity risk by holding a prudent amount of its funds in high-quality liquid assets and by diversifying its asset holdings and liabilities (see "Funding and Liquidity Management").

### Operational Risk

Operational risk is the potential for loss arising from internal activities, or external events, caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transactions processing, pricing, cash and securities movements and settlement systems. In addition, operational risk includes fraud, and failures in the execution of legal, fiduciary and agency responsibilities. The Bank mitigates its operational risk by establishing and maintaining appropriate internal controls and disaster recovery arrangements.

## FUND FOR SPECIAL OPERATIONS

### General

The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects." The amortization periods for loans from the FSO have usually been longer and the interest rates lower than for loans from the Bank's ordinary capital resources.

Under the Agreement, the ordinary capital resources of the Bank are required at all times and in all respects to be held, used, obligated, invested and otherwise disposed of entirely separate from the resources of the FSO. Separate financial statements for the ordinary capital operations and the operations of the FSO are required. The ordinary capital resources are under no circumstances to be used to discharge losses or liabilities arising from the FSO's operations. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the Financial Statements).

At June 30, 2004, the FSO's fund balance amounted to $9,092,894,000 mostly resulting from subscribed contribution quotas from member governments of the Bank.

At June 30, 2004, outstanding loans held by the Bank in the FSO were $6,730,522,000 and the undisbursed portion of approved loans aggregated $2,120,856,000.

**Heavily Indebted Poor Countries (HIPC) Initiative**

The Bank is participating in the HIPC Initiative, a concerted, international initiative endorsed by the Group of Seven Countries (G-7), the World Bank and the International Monetary Fund, for addressing the debt problems of a group of countries identified as heavily indebted poor countries to ensure that reform efforts of these countries will not be put at risk by continued high external debt burdens. Under the HIPC Initiative, all bilateral and multilateral creditors are providing debt relief for countries that demonstrate good policy performance over an extended period in order to bring their debt service burdens to sustainable levels.

For the Bank, HIPC debt relief comprises HIPC I of 1998 and the Enhanced HIPC Initiative approved in 2001. Eligible member countries are Bolivia, Guyana, Honduras and Nicaragua and debt relief was expected to total a net present value of approximately $1.1 billion, to be delivered from 1998 through 2019. This debt relief is being implemented through a combination of write-offs of FSO loan principal and interest, transfers from the FSO general reserve to the IFF, conversion of a portion of the Bank-held FSO local currencies to convertible currencies, and grants of member countries through the World Bank HIPC Trust Fund.

Of the four HIPC eligible member countries, Bolivia, Guyana, and Nicaragua have reached their respective completion points, resulting in the partial write-off of FSO loans in the amount of $973 million.

## INTERMEDIATE FINANCING FACILITY

The resources of the IFF are used to defray a portion of the debt service due by borrowers on certain approved loans made from the Ordinary Capital. IFF resources may be used to defray a maximum of up to 5% per annum of the interest rate due on such approved loans. Also, under the Enhanced HIPC Initiative, the IFF subsidizes 100% of certain debt payments (both principal and interest) on selected ordinary capital loans. The IFF is funded from the general reserve of the FSO and from income earned on its investments.

## FUNDS UNDER ADMINISTRATION

In addition to its own resources in the Ordinary Capital, the FSO, and the IFF, the Bank administers various trust funds, under agreements with governments and multilateral organizations, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members.

## ADMINISTRATION AND GOVERNANCE OF THE BANK

The Bank's administration is composed of the Board of Governors, the Board of Executive Directors, the President, the Executive Vice President, the Vice President for Planning and Administration, other officers and the staff.

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member country. The Governor or Alternate Governor from each member exercises the voting power to which that member is entitled, each member having 135 votes plus one vote for

each share of capital stock of the Bank held (see Appendix XI to the Financial Statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors consists of fourteen Directors, one appointed by the United States, three elected by the Governors of the nonregional member countries, and the remaining ten elected by the Governors of the other members of the Bank. The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or, if elected, the number of votes that counted toward his election.

All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require otherwise. The President of the Bank serves as the presiding officer at meetings of the Board of Executive Directors and has no vote at such meetings, except when his vote is needed to break a tie.

The President is elected by the Board of Governors. Under the direction of the Board of Executive Directors, he conducts the ordinary business of the Bank and is chief of its staff. The Executive Vice President is appointed by the Board of Executive Directors on the recommendation of the President. Under the direction of that Board and the President of the Bank, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by that Board, and in the absence or incapacity of the President, exercises the authority and performs the function of the President.

**The Board of Executive Directors**

The following is an alphabetical list of the members of the Board of Executive Directors of the Bank, the member countries by which they were appointed or elected, and the Alternates appointed by the Executive Directors:

| Executive Directors | Alternates | Member Countries |
|---|---|---|
| Charles Bassett (Canada) | Jill Johnson (Canada) | Canada |
| Adina Bastidas (Venezuela) | Eduardo Linares (Panama) | Panama and Venezuela |
| Havelock Brewster (Guyana) | Jerry Butler (The Bahamas) | The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago |
| José Carlos Castañeda (Guatemala) | Sandra de Midence (Honduras) | Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua |
| Jorge Crespo-Velasco (Bolivia) | Juan E. Notaro Fraga (Uruguay) | Bolivia, Paraguay and Uruguay |
| Eugenio Díaz-Bonilla (Argentina) | Martín Bès (Argentina) | Argentina and Haiti |
| Luis Guillermo Echeverri (Colombia) | Jaime Pinto Tabini (Peru) | Colombia and Peru |
| Agustín García-López (Mexico) | * | Dominican Republic and Mexico |
| Giorgio Leccesi (Italy) | Ina-Marlene Ruthenberg (Germany) | Belgium, Germany, Israel, Italy, The Netherlands and Switzerland |
| * | Héctor E. Morales (United States) | United States |
| Michel Planque (France) | Marta Blanco (Spain) | Austria, Denmark, Finland, France, Norway, Spain and Sweden |
| Germán Quintana (Chile) | * | Chile and Ecuador |

| Executive Directors | Alternates * | Member Countries |
| --- | --- | --- |
| Rogerio Studart (Brazil) | Arlindo Villaschi (Brazil) | Brazil and Suriname |
| Yoshihisa Ueda (Japan) | Stewart Mills (United Kingdom) | Croatia, Japan, Portugal, Slovenia and United Kingdom |

* Vacant

---

The Executive Directors have established several standing committees including the Audit Committee, the Budget and Financial Policies Committee, the Organization, Human Resources, and Board Matters Committee, the Policy and Evaluation Committee, the Programming Committee and the Ethics Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

In July 2004, the Board of Executive Directors approved the establishment of the Audit Committee thereby separating into a specialized committee certain audit-related functions previously overseen by the former Budget, Financial Policies and Audit Committee. Additionally, the Board approved a series of corporate governance recommendations, including: the mandatory rotation, on a staggered basis, of the external auditors' audit and reviewing partners at least every five years, and the establishment of an orientation and continuing education program for members of the Audit Committee.

The primary functions of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's: (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) activities in promoting institutional integrity, and (v) communications of senior management and the Executive Directors with the external auditors.

The Audit Committee consists of eight members of the Board of Executive Directors. All Board members, including non-Committee members, may attend the meetings of the Audit Committee and participate in discussions.

The Audit Committee meets regularly as circumstances dictate and may meet periodically in executive sessions with the Bank's management and the external auditors. The Committee may obtain advice and assistance from outside advisors, as deemed appropriate to perform its duties and responsibilities.

*Office of Evaluation and Oversight*

The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, and delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

**Principal Officers**

The following is a list of the principal officers of the Bank:

| | |
|---|---|
| Enrique V. Iglesias | President |
| Dennis E. Flannery | Executive Vice President |
| João Sayad | Vice President for Planning and Administration |
| Ricardo L. Santiago | Operations Regional Manager 1 |
| Miguel E. Martínez | Operations Regional Manager 2 |
| Ciro de Falco | Operations Regional Manager 3 |
| John R. Hauge | Finance Manager |
| J. James Spinner | General Counsel |
| Carlos Ferdinand | Secretary of the Bank |
| Manuel Rapoport | Strategic Planning and Budget Department Manager |
| Nohra Rey de Marulanda | Integration and Regional Programs Manager |
| Hiroshi Toyoda | Private Sector Manager |
| Carlos M. Jarque | Sustainable Development Manager |
| * | Information Technology and General Services Manager |
| Manuel Labrado | Human Resources Manager |
| Guillermo Calvo | Chief Economist |
| Eloy B. García | Treasurer |
| Elizabeth J. Folsom | Auditor General |
| Camille Gaskin-Reyes | Chief, Regional Operations Support Office |
| Mirna Liévano de Marques | External Relations Advisor |

Stephen A. Quick is the director of the Office of Evaluation and Oversight.

* Vacant

**Ethical Matters**

The Bank fosters an ethical work environment for its staff and is further committed to safeguard the activities financed by the Bank from fraud and corruption. To this end, the Bank has taken several measures, some of which are described below.

*Codes of Ethics*

The Bank requires highly qualified, dedicated and motivated staff members who maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics that applies to all employees. This Code, which is available on the Bank's website: *www.iadb.org*, contains guidelines concerning conflicts of interest, use of Bank information, and a staff member's financial and business interests, among other matters.

The Board approved in October 2003 a Code of Ethics applicable to the Executive Directors. This Code, which is also available on the Bank's website, sets forth guiding principles relating to duty and loyalty to the institution, non-interference in the internal political affairs of the Bank's member countries, and confidentiality of information, among other topics.

The Bank has a separate Ethics Committee responsible for the interpretation and enforcement of each of the Code of Ethics for staff members and the Code of Ethics for Executive Directors.

*Office of Institutional Integrity*

In October 2003, the Bank established the Office of Institutional Integrity, an independent unit reporting directly to the President, to enhance the Bank's framework in promoting institutional integrity. This Office complies with its mandate through education and training, as well as through the detection, investigation and prevention of fraud, corruption and misconduct. Allegations of corrupt or fraudulent activities or unethical behavior involving Bank-financed activities or Bank staff may be reported to the Office of Institutional

Integrity in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: *www.iadb.org/oii*. Such allegations may be made anonymously.

**External Auditors**

The Bank's external auditors are appointed by the Bank's Board of Governors following a process of international competitive bidding. In 1995, and again in 2000, Arthur Andersen LLP, Washington, D.C., U.S.A., was appointed for five-year terms as external auditors of the Bank. The financial statements of the Bank for the years 1999 through 2001 were audited by Arthur Andersen LLP, which rendered an unqualified opinion with respect to the financial statements of the Bank each year.

In 2002, Ernst & Young LLP, Washington D.C., U.S.A., was appointed as the Bank's external auditors. Pursuant to an agreement between the Bank and Ernst & Young LLP, the parties may extend, on a yearly basis through the year 2006, the existing appointment of Ernst & Young LLP as the Bank's external auditors. In March 2004, Ernst & Young LLP was appointed as external auditors for the year 2004.

Ernst & Young LLP was paid $321,000 for audit services provided to the Bank in connection with the audit of the 2003 financial statements. In addition, Ernst & Young LLP was paid $42,600 during the first semester of 2004 for services related to bond issuance.

Ernst & Young LLP also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans. Fees paid for services related to the 2003 audits of such trust funds and plans amounted to $254,000.

## INTER-AMERICAN INVESTMENT CORPORATION

The purpose of the Inter-American Investment Corporation (the Corporation) is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those that are small and medium scale, in such a way as to supplement the activities of the Bank. Fully private enterprises and those with partial share participation by government or other public entities, whose activities strengthen the private sector of the economy, are eligible for financing by the Corporation. In addition to making direct and indirect investments, the Corporation can provide technical cooperation, financial and general management assistance to Latin American and Caribbean enterprises, as well as other entities supporting such enterprises.

Forty-two countries are now members of the Corporation. The Corporation is an affiliate of the Bank, but its operations and funds are completely separate from those of the Bank. At June 30, 2004, net of cancellations, the Corporation had approved 242 operations, which included equity investments and loans in 23 member countries. The aggregate amount of these operations amounted to the equivalent of $1,259,944,000, $1,043,806,000 of which had been disbursed. At June 30, 2004, the aggregate amount of outstanding loans amounted to $353,895,000 and the aggregate amount of outstanding equity investments amounted to $115,914,000.

Currently, the Bank has an approved loan to the Corporation in the amount of $300,000,000. Disbursements under this loan are to be denominated in United States dollars and carry a LIBOR-based interest rate. There were no amounts outstanding as of June 30, 2004 or December 31, 2003.

## THE AGREEMENT ESTABLISHING THE BANK

The Agreement Establishing the Inter-American Development Bank, which constitutes the Bank's basic charter, sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or between members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

For the full text of the Agreement, reference is made to the copies available for inspection and distribution at the Bank's office in Washington, D.C.

## LEGAL STATUS, IMMUNITIES AND PRIVILEGES

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, Securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such Securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

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## INDEX TO FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheet of the Inter-American Development Bank (Bank)—Ordinary Capital as of December 31, 2003, and the related statements of income and general reserve, comprehensive income, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank—Ordinary Capital as of December 31, 2003, and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Washington, D.C.
February 19, 2004

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheets of the Inter-American Development Bank (Bank)—Ordinary Capital as of December 31, 2001 and 2000, and the related statements of income and general reserve, comprehensive income and cash flows for each of the five years in the period ended December 31, 2001. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank—Ordinary Capital as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the five years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note B to the financial statements, effective January 1, 2001, the Bank changed its method of accounting for derivative instruments and hedging activities.

Arthur Andersen LLP

Washington, D.C.
February 13, 2002

## INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

### BALANCE SHEET
**Expressed in thousands of United States dollars**

| | June 30, 2004 (unaudited) | | December 31, 2003 | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and investments | | | | |
| Cash | $ 246,291 | | $ 347,038 | |
| Investments | | | | |
| Trading | 10,000,808 | | 11,371,657 | |
| Held-to-maturity | 3,802,329 | $14,049,428 | 3,607,578 | $15,326,273 |
| Loans outstanding | 49,463,825 | | 50,654,815 | |
| Allowance for loan losses | (191,349) | 49,272,476 | (183,165) | 50,471,650 |
| Accrued interest and other charges | | | | |
| On investments | 81,837 | | 109,035 | |
| On loans | 624,472 | | 601,803 | |
| On swaps, net | 156,642 | 862,951 | 188,304 | 899,142 |
| Receivable from members | | | | |
| Capital subscriptions | 531 | | 2,270 | |
| Non-negotiable, non-interest bearing demand obligations | 394,872 | | 422,663 | |
| Amounts required to maintain value of currency holdings | 77,348 | 472,751 | 68,092 | 493,025 |
| Currency and interest rate swaps | | | | |
| Investments—trading | — | | 140 | |
| Borrowings | 1,239,858 | 1,239,858 | 1,680,486 | 1,680,626 |
| Other assets | | | | |
| Property, net | 307,144 | | 293,690 | |
| Unamortized borrowing costs | 231,530 | | 243,248 | |
| Miscellaneous | 305,808 | 844,482 | 261,700 | 798,638 |
| Total assets | | $66,741,946 | | $69,669,354 |
| **LIABILITIES AND CAPITAL** | | | | |
| Liabilities | | | | |
| Borrowings | | | | |
| Short-term | $ 249,039 | | $ 1,569,093 | |
| Medium- and long-term | 46,927,068 | $47,176,107 | 48,719,644 | $50,288,737 |
| Currency and interest rate swaps | | | | |
| Investments—trading | 98,583 | | 306,077 | |
| Loans | 33,420 | | 46,736 | |
| Borrowings | 884,991 | 1,016,994 | 666,520 | 1,019,333 |
| Payable for investment securities purchased | | 288,208 | | 165,235 |
| Amounts payable to maintain value of currency holdings | | 150,173 | | 199,429 |
| Accrued interest on borrowings | | 713,134 | | 718,997 |
| Accounts payable and accrued expenses | | 103,339 | | 165,782 |
| Total liabilities | | 49,447,955 | | 52,557,513 |
| Equity | | | | |
| Capital stock | | | | |
| Subscribed — 8,368,379 shares | 100,951,374 | | 100,951,374 | |
| Less callable portion | (96,611,180) | | (96,611,180) | |
| Paid-in | 4,340,194 | | 4,340,194 | |
| General reserve | 9,893,344 | | 9,622,616 | |
| Special reserve | 2,665,500 | | 2,665,500 | |
| Accumulated other comprehensive income | 394,953 | 17,293,991 | 483,531 | 17,111,841 |
| Total liabilities and equity | | $66,741,946 | | $69,669,354 |

*The accompanying notes are an integral part of these financial statements.*

## INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

## STATEMENT OF INCOME AND GENERAL RESERVE
**Expressed in thousands of United States dollars**

| | Six Months ended June 30, 2004 | Six Months ended June 30, 2003 | Years ended December 31, 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|
| | (unaudited) | | | | | | |
| Income | | | | | | | |
| Loans | | | | | | | |
| Interest | $1,222,589 | $1,358,998 | $2,602,359 | $2,615,576 | $2,994,938 | $2,838,581 | $2,376,659 |
| Credit commissions | 16,398 | 40,214 | 59,769 | 564 | 114,687 | 136,506 | 130,534 |
| Supervision and inspection and other fees | 10,384 | 29,861 | 48,585 | 22,731 | 81,344 | 85,700 | 74,334 |
| | 1,249,371 | 1,429,073 | 2,710,713 | 2,638,871 | 3,190,969 | 3,060,787 | 2,581,527 |
| Investments | 134,752 | 159,223 | 298,032 | 318,596 | 540,917 | 765,479 | 576,188 |
| Other | 3,525 | 8,801 | 18,732 | 27,384 | 45,162 | 51,633 | 36,544 |
| Total income | 1,387,648 | 1,597,097 | 3,027,477 | 2,984,851 | 3,777,048 | 3,877,899 | 3,194,259 |
| Expenses | | | | | | | |
| Borrowing expenses | | | | | | | |
| Interest, after swaps | 764,331 | 821,848 | 1,577,381 | 1,801,147 | 2,269,439 | 2,527,017 | 2,080,335 |
| Amortization of borrowing costs | 20,834 | 22,625 | 49,428 | 37,520 | 40,116 | 42,811 | 48,316 |
| Debt repurchase costs | — | 11,569 | 9,246 | 2,694 | 10,955 | — | 769 |
| | 785,165 | 856,042 | 1,636,055 | 1,841,361 | 2,320,510 | 2,569,828 | 2,129,420 |
| Provision (credit) for loan and guarantee losses | 8,184 | 53,160 | (1,369,707) | 99,884 | 147,303 | 174,428 | 220,528 |
| Administrative expenses | 156,064 | 146,930 | 327,795 | 315,972 | 299,777 | 287,587 | 276,270 |
| Total expenses | 949,413 | 1,056,132 | 594,143 | 2,257,217 | 2,767,590 | 3,031,843 | 2,626,218 |
| Income before SFAS 133 | 438,235 | 540,965 | 2,433,334 | 727,634 | 1,009,458 | 846,056 | 568,041 |
| Effects of applying SFAS 133 | (167,507) | 22,186 | (874) | (18,899) | (39,697) | — | — |
| Income before cumulative effect of change in accounting principle | 270,728 | 563,151 | 2,432,460 | 708,735 | 969,761 | 846,056 | 568,041 |
| Cumulative effect of change in accounting principle | — | — | — | — | 50,839 | — | — |
| Net income | 270,728 | 563,151 | 2,432,460 | 708,735 | 1,020,600 | 846,056 | 568,041 |
| Allocation to the Fund for Special Operations | — | — | (27,200) | (27,200) | (27,200) | (27,200) | — |
| Addition to general reserve for the period | 270,728 | 563,151 | 2,405,260 | 681,535 | 993,400 | 818,856 | 568,041 |
| General reserve, beginning of period | 9,622,616 | 7,217,356 | 7,217,356 | 6,535,821 | 5,542,421 | 4,723,565 | 4,155,524 |
| General reserve, end of period | $9,893,344 | $7,780,507 | $9,622,616 | $7,217,356 | $6,535,821 | $5,542,421 | $4,723,565 |

## STATEMENT OF COMPREHENSIVE INCOME
**Expressed in thousands of United States dollars**

| | Six Months ended June 30, 2004 | Six Months ended June 30, 2003 | Years ended December 31, 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|
| | (unaudited) | | | | | | |
| Net income | $270,728 | $563,151 | $2,432,460 | $ 708,735 | $1,020,600 | $ 846,056 | $568,041 |
| Other comprehensive income (loss): | | | | | | | |
| Translation adjustments | (93,882) | 98,353 | 449,246 | 372,928 | (207,049) | (151,722) | 1,166 |
| Reclassification to income—cash flow hedges | 5,304 | — | — | — | — | — | — |
| Net income (loss) on cash flow hedges under SFAS 133 | — | 6,701 | (11,427) | (38,891) | (21,155) | — | — |
| Cumulative effect of change in accounting principle | — | — | — | — | 44,760 | — | — |
| Total other comprehensive (loss) income | (88,578) | 105,054 | 437,819 | 334,037 | (183,444) | (151,722) | 1,166 |
| Comprehensive income | $182,150 | $668,205 | $2,870,279 | $1,042,772 | $ 837,156 | $ 694,334 | $569,207 |

*The accompanying notes are an integral part of these financial statements.*

## INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

### STATEMENT OF CASH FLOWS
**Expressed in thousands of United States dollars**

| | Six Months ended June 30, | | Years ended December 31, | | | | |
|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 | 2000 | 1999 |
| | (unaudited) | | | | | | |
| Cash flows from lending and investing activities | | | | | | | |
| Lending: | | | | | | | |
| Loan disbursements (net of participations) | $(1,654,737) | $(3,867,979) | $(8,415,900) | $(5,521,825) | $(6,037,233) | $(6,682,526) | $(7,947,170) |
| Loan collections (net of participations) | 2,622,155 | 3,904,136 | 7,279,284 | 4,106,227 | 1,925,760 | 2,312,434 | 1,988,381 |
| Net cash provided by (used in) lending activities | 967,418 | 36,157 | (1,136,616) | (1,415,598) | (4,111,473) | (4,370,092) | (5,958,789) |
| Net decrease (increase) in trading investments | 1,133,440 | 406,159 | 469,599 | (2,482,936) | 2,387,025 | (1,003,362) | 641,879 |
| Gross purchases of held-to-maturity investments | (3,249,006) | (812,056) | (1,291,345) | (3,111,823) | (1,642,657) | (1,027,524) | (3,362,857) |
| Gross proceeds from maturities of held-to-maturity investments | 3,052,251 | 1,093,371 | 1,582,409 | 3,056,072 | 1,284,124 | 859,463 | 365,608 |
| Purchase of property | (19,033) | (12,480) | (23,997) | (25,328) | (20,220) | (10,747) | (14,198) |
| Miscellaneous assets and liabilities | (31,996) | (7,101) | (4,885) | (21,608) | 5,683 | (12,401) | 18,927 |
| Net cash provided by (used in) lending and investing activities | 1,853,074 | 704,050 | (404,835) | (4,001,221) | (2,097,518) | (5,564,663) | (8,309,430) |
| Cash flows from financing activities | | | | | | | |
| Medium- and long-term borrowings: | | | | | | | |
| Gross proceeds | 1,653,711 | 5,530,268 | 7,295,140 | 8,575,159 | 7,081,689 | 8,143,176 | 8,881,263 |
| Repayments | (2,699,383) | (6,017,346) | (8,937,837) | (6,058,863) | (5,399,508) | (4,123,468) | (2,258,715) |
| Short-term borrowings: | | | | | | | |
| Gross proceeds | 4,983,525 | 1,125,000 | 4,623,116 | 897,801 | 2,900,790 | 4,519,656 | 2,323,127 |
| Repayments | (6,303,574) | (1,815,000) | (3,794,922) | (655,814) | (3,479,867) | (4,232,094) | (1,543,599) |
| Capital: | | | | | | | |
| Collections of receivables from members | 29,618 | 60,753 | 81,763 | 83,415 | 164,148 | 159,963 | 197,321 |
| Net cash (used in) provided by financing activities | (2,336,103) | (1,116,325) | (732,740) | 2,841,698 | 1,267,252 | 4,467,233 | 7,599,397 |
| Cash flows from operating activities | | | | | | | |
| Loan income collections | 1,167,052 | 1,423,157 | 2,876,046 | 2,785,447 | 3,028,763 | 2,990,522 | 2,538,388 |
| Interest and other costs of borrowings | (736,062) | (834,553) | (1,568,064) | (1,708,692) | (2,366,599) | (2,486,565) | (2,063,745) |
| Income from investments | 127,061 | 153,358 | 295,766 | 309,070 | 577,643 | 750,533 | 556,259 |
| Other income | 3,524 | 4,395 | 10,232 | 14,677 | 14,862 | 17,194 | 16,772 |
| Administrative expenses | (173,741) | (160,380) | (319,873) | (326,031) | (318,481) | (253,204) | (301,765) |
| Net cash provided by operating activities | 387,834 | 585,977 | 1,294,107 | 1,074,471 | 936,188 | 1,018,480 | 745,909 |
| Adjustments to receivable from members | — | — | — | — | (1,639) | (1,177) | (64,281) |
| Cash allocation to the Fund for Special Operations | — | — | (27,200) | (27,200) | (27,200) | (27,200) | — |
| Effect of exchange rate fluctuations on cash | (5,552) | (2,069) | 11,848 | 50,633 | 4,440 | 24,123 | (712) |
| Net (decrease) increase in cash | (100,747) | 171,633 | 141,180 | (61,619) | 81,523 | (83,204) | (29,117) |
| Cash, beginning of period | 347,038 | 205,858 | 205,858 | 267,477 | 185,954 | 269,158 | 298,275 |
| Cash, end of period | $ 246,291 | $ 377,491 | $ 347,038 | $ 205,858 | $ 267,477 | $ 185,954 | $ 269,158 |

*The accompanying notes are an integral part of these financial statements.*

# INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

## NOTES TO FINANCIAL STATEMENTS

### Six Months Ended June 30, 2004 and Five Years Ended December 31, 2003

**Note A—Origin**

The Inter-American Development Bank is an international organization which was established in December 1959. Its purpose is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Inter-American Development Bank are conducted through the Ordinary Capital (hereinafter referred to as the Bank) with such operations supplemented by those of the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). The FSO was established for the purpose of making loans in the less developed member countries in Latin America and the Caribbean by providing financing on terms which are highly concessional. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans from the Bank.

**Note B—Summary of Significant Accounting Policies**

The Bank's financial statements are prepared in conformity with United States generally accepted accounting principles. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

*New accounting pronouncements*

In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act 2003" which supersedes FSP FAS 106-1. This FSP provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) for employers that sponsor postretirement health care plans that provide prescription drug benefits and requires those employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. The provisions of this FSP are effective for periods beginning after June 15, 2004 and may require the Bank to change previously reported pension information. Management is currently evaluating the impact, if any, of this FSP on the Bank's financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This standard did not have a material impact on the Bank's financial statements.

*Reclassifications*

Certain reclassifications of the prior periods information have been made to conform to the current presentation.

*Translation of currencies*

The Bank's financial statements are expressed in United States dollars; however, the Bank conducts its operations in the currencies of all of its members, which are considered functional currencies. The Bank's resources are derived from capital, borrowings and accumulated earnings in those various currencies. The Bank has a number of general policies aimed at minimizing exchange-rate risk in a multicurrency environment. The Bank generally follows the policy of investing and lending the proceeds of borrowings (after swaps) and paid-in capital in the currencies received. In addition, the Bank undertakes periodic currency

**Note B—Summary of Significant Accounting Policies—(Continued)**

conversions to match more closely the currencies underlying its equity and allowance for loan losses with those of the outstanding loans and guarantee exposure.

Assets and liabilities in functional currencies are translated into United States dollars at approximate market exchange rates prevailing at the dates of the financial statements. Net adjustments resulting from the translation of functional currencies derived from borrowings are charged or credited to Translation adjustments and are presented as a separate component of Other comprehensive income in the Statement of Comprehensive Income. Exchange rate fluctuations do not have any effect on the United States dollar equivalent of currencies from paid-in capital because of the maintenance of value described below. Income and expenses are translated at approximate market exchange rates prevailing during each month.

*Valuation of capital stock*

The Agreement Establishing the Inter-American Development Bank (Agreement) provides that the Bank be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959. The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold effective April 1, 1978, and consequently the General Counsel of the Bank has rendered an opinion that the Special Drawing Right (SDR) has become the successor to the 1959 United States dollar as the standard of value of the Bank's capital stock and for the purpose of maintaining the value of the Bank's currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies, including the United States dollar. Pending a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars at July 1, 1974, which are equal to approximately 1.2063 of the then current United States dollars.

*Maintenance of value (MOV)*

In accordance with the Agreement, each member is required to maintain the value of its currency held in the Bank, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency held in the Bank, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on non-borrowing member countries currency holdings is presented as an asset or liability on the Balance Sheet, included in Amounts to maintain value of currency holdings.

*General and special reserves*

In accordance with resolutions of the Board of Governors, the net income from the Bank resources is generally added to the general reserve to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside from the Bank's inception to 1998 pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities of the Bank on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by the Bank.

*Investments*

Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intent and ability to hold until maturity are included in the held-to-maturity portfolio and reported at amortized cost. All other securities are held in a trading portfolio. Securities and

**Note B—Summary of Significant Accounting Policies—(Continued)**

related derivative instruments (mostly currency and interest rate swaps) held in the trading portfolio are carried and reported at market value, with realized and unrealized gains and losses included in Income from investments on the Statement of Income and General Reserve.

Effective in 2003, the net change in trading investments is presented as a component of cash flows from lending and investing activities in the Statement of Cash Flows. Prior to 2003, this amount was included in the Statement of Cash Flows as cash equivalents. Prior year amounts have been reclassified to reflect this change.

*Loans*

The Bank makes loans to its developing member countries, agencies or political subdivisions of such members or to private enterprises carrying out projects in their territories. In the case of loans to borrowers other than national governments, central banks or other governmental or inter-governmental entities, the Bank follows the general policy of requiring a guarantee engaging the full faith and credit of the government. Up to 10% of the Bank's outstanding loans and guarantees, not including emergency lending, may be made directly to private sector entities without a government guarantee on the basis of market-based pricing and provisioning (Private Sector Program). These financings are subject to a number of restrictions, including a ceiling on financing of the lesser of 25% of the total costs of an individual project or $75 million, although in the case of certain specified countries the Bank may finance up to the lesser of 40% of the total costs of an individual project or $75 million. There is also a ceiling on partial risk guarantees of the lesser of 50% of the total costs of an individual project or $150 million.

Loans representing approximately 43% of the outstanding balances have repayment obligations in various currencies determined on the basis of a currency pooling system (Currency Pooling System or CPS). The principal amount of CPS loans is repayable, in aggregate, in the currencies lent. Multicurrency loans approved prior to January 1, 1983 and single currency loans are repayable in the specific currencies disbursed.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results of the Bank. Front-end fees on emergency loans are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

It is the policy of the Bank to place on nonaccrual status all loans made to or guaranteed by a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days. In addition, if loans made to a member country by the FSO or any fund owned or administered by the IDB are placed on nonaccrual status, all loans made to or guaranteed by that member government will also be placed on nonaccrual status by the Bank. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For Private Sector Program loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about the future collectibility of principal or interest. Income is recorded thereafter on a cash-basis or a combination of cash-basis and cost-recovery methods, until loan service is current and management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans will not automatically emerge from nonaccrual status.

**Note B—Summary of Significant Accounting Policies—(Continued)**

The Bank does not reschedule public sector loan repayments and has never had a write-off on any of its public sector loans. The Bank reviews the collectibility of loans and guarantees on a continuous basis and records, as an expense, provisions for loan and guarantee losses in accordance with its determination of the collectibility risk of the total loan and guarantees portfolio. Such reviews consider the probabilities of default associated with external credit ratings of each individual borrower, adjusted for the Bank's preferred creditor status, as well as the potential for loss arising from delay in the scheduled loan repayments.

The Bank considers a Private Sector Program loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowance for losses on impaired loans are set aside based on management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral. Income on impaired loans is generally recognized following a combination of cash-basis and cost-recovery methods.

*Guarantees*

The Bank may make partial guarantees either without a government counter-guarantee under the 10% limit for the Private Sector Program operations mentioned above or for public sector operations with a member government counter-guarantee. To date, the Bank has issued partial guarantees designed to encourage private sector investments and local capital market development. The partial risk guarantees and partial credit guarantees are provided mostly for infrastructure projects and may be offered on a stand-alone basis or in conjunction with a Bank loan. Partial risk guarantees cover specific risk events related to non-commercial factors (e.g. currency convertibility, transferability of currencies outside the host country, government contract frustration) and partial credit guarantees cover payment risks for selected project borrowings or debt issuances. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project or the terms of debt issuances. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. Guarantee exposure is measured as the future guaranteed cash flows, net of reinsurance, when applicable, discounted to the current period.

*Receivable from members*

Receivable from members includes non-negotiable, non-interest bearing demand obligations that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock or MOV obligations.

*Property*

Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 5 to 15 years for equipment).

**Note B—Summary of Significant Accounting Policies—(Continued)**

*Borrowings*

To ensure funds are available for lending and liquidity purposes, the Bank borrows in the international capital markets, offering its securities to private and public investors. The Bank issues medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. The Bank also issues short-term discount notes for liquidity management purposes. Borrowings are carried on the Balance Sheet at their par value (face value) adjusted for changes in fair value attributable to the hedged risk, when part of a hedging relationship (basis adjustment), and for any unamortized premiums or discounts. The adjustments to the basis of hedged borrowings are recorded in Effects of applying SFAS 133 on the Statement of Income and General Reserve. The Bank starts amortizing basis adjustments when the related hedge is terminated. Basis adjustments and premiums or discounts are amortized following a methodology which approximates the effective interest method. Amortization of premiums and discounts is included in Interest under Borrowing expenses, on the Statement of Income and General Reserve. Borrowing costs associated with a bond offering are deferred and amortized on a straight-line basis, which approximates the effective interest method, over the period during which the related indebtedness is outstanding. The unamortized balance of the borrowing costs is presented separately under Other assets on the Balance Sheet and the amortization of the borrowing costs is presented as a separate element under Borrowing expenses on the Statement of Income and General Reserve.

*Derivatives*

As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the respective operation to produce the desired interest and/or currency type.

The Bank complies with the derivative accounting requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (hereinafter referred to as SFAS 133). Following SFAS 133, all derivatives are recognized in the Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount. Up to December 31, 2003, the Bank designated derivatives as hedges of the fair value of recognized assets or liabilities or of unrecognized firm commitments (fair value hedges), hedges of the variability of cash flows to be received or paid on recognized assets or liabilities (cash flow hedges) or as held in the trading portfolio (investment derivatives). Changes in the fair value of derivatives that were highly effective, and that were designated and qualified as fair-value hedges, along with the gain or loss on the hedged asset or liability attributable to the hedged risk (including gains or losses on firm commitments) were recorded in Effects of applying SFAS 133 on the Statement of Income and General Reserve. The effective portion of the changes in fair value of derivatives that were highly effective and that were designated and qualified as cash-flow hedges were recorded in Other comprehensive income, until earnings were affected by the variability of cash flows. The ineffective portion was recorded in Effects of applying SFAS 133 on the Statement of Income and General Reserve. Changes in the market value of investment derivatives are recorded in Income from investments. The interest component of derivatives is recorded as an adjustment to investment income, loan income, or borrowing expense, as applicable, on the Statement of Income and General Reserve over the life of the derivative contract.

Effective January 1, 2004, the Bank discontinued hedge accounting for all its SFAS 133 hedging relationships (See Note H). While the Bank continues to measure all derivatives at fair value, changes in fair value of borrowing and lending derivatives are now recognized in Effects of applying SFAS 133 without an offset for gains or losses on hedged assets or liabilities.

**Note B—Summary of Significant Accounting Policies—(Continued)**

The Bank occasionally issues debt instruments that contain an embedded derivative. The Bank assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the debt instrument (i.e., the host contract), excluding the embedded derivative features. If the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, not already marked to market through earnings, and would separately meet the definition of a derivative, then the embedded derivative is separated from the host contract and carried at fair value.

*Administrative expenses*

Substantially all administrative expenses of the Inter-American Development Bank, including depreciation, are allocated between the Bank and the FSO pursuant to an allocation method approved by the Board of Executive Directors. Following this allocation method, during the six months ended June 30, 2004, the effective ratio of administrative expenses charged to the Bank was 84.6% and 15.4% to the FSO (2003—84.6% and 15.4%; 2002—83.6% and 16.4%; 2001—84.0% and 16.0%; 2000—83.6% and 16.4%; 1999—81.8% and 18.2%).

*Fair values of financial instruments*

The following methods and assumptions were used by the Bank in estimating the fair value for its financial instruments:

*Cash:* The carrying amount reported in the Balance Sheet for cash approximates fair value.

*Investments:* Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on dealer prices of comparable instruments or discounted cash flows.

*Loans:* The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. There is no secondary market for development loans. For all loans and related commitments, the Bank is of the opinion that, due to its unique position in lending operations and the absence of a secondary market, it is not practicable to estimate a fair value for its lending portfolio.

*Swaps:* Fair values for the Bank's interest rate and currency swaps are based on pricing models and represent the estimated cost of replacing these contracts.

*Borrowings:* The fair values of the Bank's borrowings are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on dealer prices of comparable instruments or discounted cash flows.

**Note C—Restricted Currencies**

At June 30, 2004, cash includes $122,310,000 (2003—$124,987,000) in currencies of regional borrowing members, of which $20,450,000 (2003—$22,783,000) has been restricted by one of the members, in accordance with the provisions of the Agreement, to be used for making payments for goods and services produced in its territory.

**Note D—Investments**

As part of its overall portfolio management strategy, the Bank invests in government, agency, bank and corporate obligations, time deposits, asset- and mortgage-backed securities, and related derivative instruments, in particular currency and interest rate swaps.

**Note D—Investments—(Continued)**

*Government and agency obligations:* These obligations include unsubordinated and marketable bonds, notes and other obligations issued or unconditionally guaranteed by a government of a country, an agency or instrumentality of a government of a country, a multilateral organization, or any other official entity. The Bank invests only in (i) obligations of or guaranteed by the government of the member country whose currency is being invested, (ii) obligations issued or unconditionally guaranteed by an agency or instrumentality of the government of certain countries or any other official entity, in any currency, with credit quality equivalent to a AA- or better rating (asset- and residential mortgage-backed securities require a credit quality equivalent to a AAA rating), (iii) obligations of multilateral organizations, in any currency, with credit quality equivalent to a AAA rating, and (iv) non-local currency obligations of or guaranteed by certain governments with credit quality equivalent to a AA- or better rating.

*Bank obligations and time deposits:* These obligations include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions. The Bank invests in these types of obligations if the entity issuing or guaranteeing them has a senior debt securities rating of at least A+.

*Corporate securities:* These obligations include publicly issued, unsubordinated and marketable bonds, notes or other debt obligations issued or unconditionally guaranteed by non-bank corporate entities or trusts. The Bank invests only in these types of securities with credit quality equivalent to a AAA rating.

*Asset- and mortgage-backed securities:* Asset- and mortgage-backed securities include unsubordinated, marketable asset-backed and residential mortgage-backed obligations issued or unconditionally guaranteed by corporate entities or trusts. The cash flow of these instruments is based on the cash flows of the pool of underlying assets managed by a special purpose vehicle, or trust, which provides credit enhancements to ensure higher credit ratings. The Bank invests only in these types of securities with credit quality equivalent to a AAA rating. In addition, the Bank invests in short-term asset-backed securities and short-term asset-backed commercial paper carrying only the highest short-term credit ratings.

*Currency swaps:* Currency swaps are agreements to exchange cash flows denominated in different currencies at one or more certain times in the future. Cash flows are based on a predetermined exchange rate and a formula, which reflects fixed or floating rates of interest and an exchange of principal.

*Interest rate swaps:* Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

*Trading portfolio:* A summary of the Bank's position in trading portfolio instruments at June 30, 2004 and December 31, 2003 is shown in the Summary Statement of Trading Investments and Swaps in Appendix V.

Net unrealized gains (losses) on trading portfolio instruments, held at June 30, 2004 and 2003, of $2,600,000 and $4,270,000, respectively (2003—$5,479,000; 2002—$(3,118,000); 2001—$3,333,000; 2000—$14,818,000; and 1999—$(2,956,000)), were included in Income from investments. The average return on trading investments, after swaps, including realized and unrealized gains and losses, during the six months ended June 30, 2004 and 2003 was 1.57% and 1.58%, respectively (2003—1.48%; 2002—1.79%; 2001—4.18%; 2000—5.70% and 1999—4.57%).

*Held-to-maturity portfolio:* A summary of the Bank's held-to-maturity portfolio and the portfolio's maturity structure at June 30, 2004 and December 31, 2003 are shown in the Summary Statement of Held-to-Maturity Investments in Appendix VI. The average return on held-to-maturity investments for the six months ended June 30, 2004 and 2003 was 3.26% and 3.77%, respectively (2003—3.67%; 2002—3.87%; 2001—3.97%; 2000—3.70% and 1999—3.17%).

## Note E—Loans and Guarantees Outstanding

Approved loans are disbursed to borrowers in accordance with the requirements of the project being financed; however, disbursements do not begin until the borrower and guarantor, if any, take certain actions and furnish certain documents to the Bank. Of the undisbursed balances, the Bank has entered into irrevocable commitments to disburse approximately $11,968,000 at June 30, 2004.

The average interest rate earned on loans outstanding was 4.90% and 5.62% for the six months ended June 30, 2004 and 2003, respectively (2003—5.29%; 2002—5.68%; 2001—7.02%; 2000—7.24% and 1999—6.96%). The average total return on loans outstanding was 5.00% and 5.91% for the six months ended June 30, 2004 and 2003, respectively (2003—5.51%; 2002—5.73%; 2001—7.48%; 2000—7.81% and 1999—7.56%).

A summary statement of loans outstanding by country is presented in Appendix VII and a summary of the Bank's outstanding loans by currency and product type and their maturity structure at June 30, 2004 and December 31, 2003 is shown in Appendix VIII.

*Single currency loans—With a government guarantee*

*Adjustable rate loans:* The Single Currency Facility (SCF), introduced in 1996, gives borrowers the option to choose to denominate each loan in one of four currencies (United States dollars, euro, Japanese yen and Swiss francs) or in a combination of such currencies. The interest rate charged on SCF loans for which the LIBOR-based pricing alternative is not selected resets semi-annually to reflect the effective cost during the previous six months of each of the single-currency pools of borrowings allocated to fund such loans, plus a spread which, along with loan fees, is estimated to generate sufficient income to meet desired equity levels.

*LIBOR-based loans:* During 2003, a LIBOR-based pricing alternative was established for new SCF loans and for SCF loans approved where no disbursements had yet been made. The lending rate under this alternative resets quarterly and is based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's sub-LIBOR funding cost and a risk mitigation cost, and the Bank's approved spread. As of June 30, 2004, the Bank had approved loans amounting to $1,713,843,000 (2003—$975,794,000) under this pricing alternative, of which $431,903,000 (2003—$185,489,000) were disbursed and outstanding.

The U.S. Dollar Window Program allows private sector borrowers to enter into loans that are denominated and disbursed only in United States dollars and guaranteed by a government. The amount approved for this program is currently $500,000,000 per calendar year. Borrowers under the U.S. Dollar Window Program have the option of electing either a LIBOR-based fixed or floating-rate loan. For fixed rate loans, the interest rate is fixed for each disbursement, for the life of the loan, at a rate based on a LIBOR funding cost. For floating-rate loans, the interest rate resets every six months based on a LIBOR rate. In either case, the borrower pays the Bank's spread and fees.

The Bank has an emergency lending facility in a revolving aggregate amount of up to $6 billion to address financial emergencies in the region. Loans under this facility are for a term not to exceed five years, with principal repayment beginning after three years, and carry a six-month LIBOR interest rate plus a spread of 400 basis points, a front-end fee of 1% on the total amount of the loan, and a commitment fee of 0.75% per annum on the undisbursed balance. These loans are currently not eligible for the standard fees described below. As of June 30, 2004, the Bank had approved loans amounting to $3,880,000,000 (2003—$3,680,000,000) under this emergency lending facility with an outstanding balance of $3,820,000,000 (2003—$3,670,000,000). Outstanding loans under a temporary emergency lending program approved for 1998 and 1999 with essentially the same terms and conditions amounted to $816,800,000 at June 30, 2004 (2003—$1,333,601,000).

**Note E—Loans and Guarantees Outstanding—(Continued)**

*Multicurrency loans—With a government guarantee*

In 1982, the Bank established the CPS to equalize exchange risk among the borrowers in determining their repayment obligations. The Bank maintains a targeted currency composition in its CPS of 50% United States dollars, 25% Japanese yen and 25% European currencies (primarily Swiss francs and euro). The composition of the multicurrency loans is affected by the selection of currencies for disbursements, and by the currencies selected for the billing of the principal repayments, both of which are managed so as to maintain the alignment of the multicurrency loans' composition with the target ratio. New CPS loans are no longer available to borrowers effective September 17, 2003.

*Fixed rate loans:* Prior to January 1, 1983, the interest rate due on all amounts disbursed under each loan was the interest rate prevailing at the time that the loan was approved. The interest rate due for CPS loans approved from January 1, 1983 to December 31, 1989 is fixed at the time of each disbursement, for the life of the loan. All fixed rate CPS loans have been disbursed or cancelled.

*Adjustable rate loans:* On January 1, 1990, the Bank mitigated its interest rate risk by moving from fixed rate to adjustable rate lending for all CPS loans made after that date. This rate, which resets twice a year, represents the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus a spread which, along with loan fees, is estimated to generate sufficient income to meet desired equity levels.

*Charges on loans with a government guarantee (excluding emergency lending)*

In addition to the interest rate, for loans made under the SCF, the U.S. Dollar Window Program and the CPS, the Bank charges a credit commission of up to 0.75% per annum on the undisbursed convertible currency portion of a loan and a one-time supervision and inspection fee of up to 1% on the principal amount of a loan, which is capitalized into the loan balance in quarterly installments during the disbursement period of the loan. Up to the first semester of 2003, waivers of loan charges and a portion of the lending spread, down to a minimum spread of 0.10%, were granted at the discretion of the Board of Executive Directors when their collection was not needed to meet financial targets. The capital adequacy policy with its associated lending rate methodology, approved in October 2003, established standard loan charges at 0.30% lending spread, 0.25% credit commission fee and no supervision and inspection fee, subject to semi-annual approval by the Board of Executive Directors. Under the new policy, these loan charges are expected to remain constant, except under extraordinary circumstances. Loan charges prevailing during the periods indicated were as follows:

| | Lending spread % | Credit commission % | One-time supervision & inspection fee % |
|---|---|---|---|
| 1999 to 2001 | 0.50 | Full | 1.00 |
| 2002 | 0.10 | — | — |
| 2003: First six months | 0.50 | 0.50 | 0.50 |
| Second six months | 0.30 | 0.25 | — |
| 2004: First six months | 0.30 | 0.25 | — |

*Single currency loans—Without a government guarantee*

The Bank is authorized to lend under the Private Sector Program up to 10% of outstanding loans and guarantees, not including emergency lending, directly to private sector entities without a government guarantee on the basis of market-based pricing and provisioning, subject to a number of restrictions.

**Note E—Loans and Guarantees Outstanding—(Continued)**

Disbursements are denominated in United States dollars and borrowers have the option of either a LIBOR-based fixed or floating-rate loan. For fixed-rate loans, the interest rate is fixed upon approval or for each disbursement, for the life of the loan, at a rate based on a LIBOR funding cost plus a credit spread. For floating-rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus a credit spread. The credit spreads and fees for Private Sector Program loans are set on a case-by-case basis.

As of June 30, 2004, cumulative Private Sector Program loans approved, net of cancellations and participations, amounted to $2,136,185,000 (2003—$2,058,987,000). Outstanding loans, net of participations, under this Program amounted to $1,170,545,000 at June 30, 2004 (2003—$1,203,728,000).

*Inter-American Investment Corporation (IIC)*

Currently, the Bank has an approved loan to the IIC, an affiliated entity, in the amount of $300,000,000. Disbursements under this loan are to be denominated in United States dollars and carry a LIBOR-based interest rate. There were no amounts outstanding as of June 30, 2004 and December 31, 2003.

*Loan participations and guarantees*

Under the loan contracts with the borrowers, the Bank may sell participations in the loans to commercial banks or other public or private organizations, but it reserves to itself the administration of the loans. As of June 30, 2004, there were $2,018,182,000 (2003—$2,097,837,000) in outstanding participations in Private Sector Program loans not included in the Balance Sheet.

As of June 30, 2004, the Bank had approved, net of cancellations, guarantees without government counter-guarantees in the amount of $833,450,000 (2003—$696,450,000) of which $327,592,000 (2003—$342,270,000) was outstanding and subject to call. As of June 30, 2004, no guarantees provided by the Bank have been called. The net present value of guarantee exposure, net of reinsurance, which is the amount counted towards the Private Sector Program's limit, was $180,260,000 at June 30, 2004 (2003—$197,200,000).

*IFF subsidy*

The IFF was established in 1983 by the Board of Governors of the IDB for the purpose of subsidizing part of the interest payments for which certain borrowers are liable on loans from the resources of the Bank. In addition, under the enhanced Heavily Indebted Poor Countries (HIPC) Initiative, which is a concerted, international initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries in which the Inter-American Development Bank is participating, the IFF will subsidize 100% of certain principal and interest payments on Bank loans. During the six months ended June 30, 2004 and 2003, the IFF paid $23,610,000 and $27,416,000, respectively (2003—$62,629,000; 2002—$68,917,000; 2001—$73,328,000; 2000—$70,820,000 and 1999—$70,957,000) of interest and $4,650,000 and $5,601,000, respectively, (2003—$10,146,000; 2002—$10,525,000 and 2001—$1,243,000) of principal on behalf of the borrowers. The IFF is funded primarily from the general reserve of the FSO.

*Nonaccrual and impaired loans and allowance for loan losses*

At June 30, 2004, all loans were performing except for certain Private Sector Program loans, which were classified as impaired and were in nonaccrual. The Bank's recorded investment in impaired Private Sector Program loans at June 30, 2004 was $226,091,000 (2003—$236,633,000). The average recorded investment in impaired Private Sector Program loans during the six months ended June 30, 2004 was $231,046,000 (2003—$301,599,000). During the six months ended June 30, 2004 and 2003, income recognized on Private

## Note E—Loans and Guarantees Outstanding—(Continued)

Sector Program loans while impaired was $1,279,000 and $2,823,000, respectively (2003—$5,171,000; 2002—$7,129,000; 2001—$3,676,000 and 2000—$1,539,000). Income that would have been recognized on a cash basis for the period of impairment was $3,383,000 and $6,068,000 during the six months ended June 30, 2004 and 2003, respectively (2003—$11,266,000; 2002—$14,308,000; 2001—$7,599,000 and 2000—$1,539,000). All impaired loans have specific allowances for loan losses amounting to $72,537,000 at June 30, 2004 (2003—$70,407,000).

At December 31, 2003, as a result of changes in management's assessment of the risk of loan and guarantees losses, the allowance for loan losses was reduced by $1,369,707,000 which was credited to the Provision for loan and guarantee losses on the Statement of Income and General Reserve.

The changes in the allowance for loan losses for the six months ended June 30, 2004 and the year ended December 31, 2003 were as follows (in thousands):

| | 2004 | 2003 |
|---|---|---|
| Beginning balance | $183,165 | $ 1,560,885 |
| Provision (credit) for loan losses | 8,184 | (1,369,707) |
| Write-offs—Private Sector Program | — | (60,670) |
| Translation adjustments | — | 52,657 |
| Ending balance | $191,349 | $ 183,165 |

## Note F—Property

As of June 30, 2004 and December 31, 2003, Property, net consists of the following (in thousands):

| | 2004 | 2003 |
|---|---|---|
| Land, buildings, improvements, capitalized software and equipment, at cost | $ 528,507 | $ 509,471 |
| Less: accumulated depreciation | (221,363) | (215,781) |
| | $ 307,144 | $ 293,690 |

## Note G—Borrowings

The primary objective of the Bank's borrowing policy is to obtain the necessary resources to finance its lending program at the lowest possible cost for borrowers. The medium- and long-term borrowings of the Bank at June 30, 2004 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.50% to 14.00%, before swaps, and from (0.55%) (equivalent to JPY-LIBOR less 60 basis points) to 12.25%, after swaps, with various maturity dates through 2027. A summary of the Bank's medium- and long-term borrowing portfolio and its maturity structure at June 30, 2004 and December 31, 2003 is shown in Appendix IX.

The Bank has a short-term borrowing facility under which discount notes are issued in amounts not less than $100,000 and maturities of up to 360 days.

For the six months ended June 30, 2004 and 2003, the average cost of total borrowings was 5.11% and 5.51%, respectively, before swaps (2003—5.39%; 2002—5.79%; 2001—6.18%; 2000—6.23% and 1999—6.52%) and 3.31% and 3.49%, respectively, after swaps (2003—3.37%; 2002—3.97%; 2001—5.34%; 2000—6.07% and 1999—5.81%).

**Note G—Borrowings—(Continued)**

For the six months ended June 30, 2004 and 2003, the interest component of borrowing expenses is net of (income) expense from swap transactions amounting to $(438,751,000) and $(497,557,000), respectively (2003—$(1,002,542,000); 2002—$(804,832,000); 2001—$(294,345,000); 2000—$1,901,000 and 1999—$(216,115,000)).

The estimated fair values of borrowings as of June 30, 2004 and December 31, 2003 amounted to $47,970,000,000 and $51,920,000,000, respectively.

**Note H—Derivatives and Hedging Activities**

*Risk management strategy and use of derivatives*

The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purposes. Such strategy includes establishing and maintaining financial practices consistent with its risk preference primarily by implementing, updating, and monitoring its interrelated set of financial policies and guidelines, and by utilizing appropriate financial instruments and organizational structures. Financial derivative instruments are an important component of the set of financial instruments used by the Bank to facilitate increasing its financial efficiency while achieving its risk management objectives. The Bank uses financial derivative instruments, mostly currency and interest rate swaps, for hedging purposes as part of its asset and liability management. This approach enables the Bank to lower funding costs and enhance investment returns without increasing the Bank's exposure to market risk. Consequently, through December 31, 2003, whenever the Bank entered into a derivative contract, it identified the specific hedging relationship and designated, documented and evaluated the hedge transaction in accordance with SFAS 133.

The majority of the Bank's current borrowing operations include swaps to hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and rate type). The Bank's operations also include interest rate swaps to hedge private sector fixed-rate loans and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank enters into interest rate caps to protect itself against significant interest rate increases on floating rate borrowings funding its LIBOR-based SCF loans. Investment swaps are held in the trading portfolio, carried and reported at market value. Up to December 31, 2003, the Bank followed hedge accounting under SFAS 133 for all currency and interest rate swaps, except for a small number of basis swaps and the investment swaps, as described below:

*Fair-value hedges*

To hedge the change in fair value of fixed-rate debt resulting from changes in the benchmark interest rates and currencies, while obtaining the currencies and interest rate types required, the Bank enters into currency and/or interest rate swap agreements. In aligning its private sector loans with the funding obtained for such loans, the Bank also enters into interest rate swap agreements to hedge the changes in fair value of fixed-rate loans and loan commitments resulting from changes in the benchmark interest rate. During the six months ended June 30, 2003, the Bank recognized a net gain (loss) of $13,150,000 (2003—$(7,323,000); 2002—$(9,749,000); 2001—$(26,698,000) (included in Effects of applying SFAS 133 on the Statement of Income and General Reserve), which represented the ineffective portion of all its fair value accounting hedges.

*Cash-flow hedges*

The Bank enters into currency swap agreements to convert debt into the currencies required while hedging foreign currency fixed-rate medium- and long-term debt against the variability of cash flows resulting from changes in exchange rates. The ineffectiveness of cash-flow accounting hedges for the six months ended

**Note H—Derivatives and Hedging Activities—(Continued)**

June 30, 2003 and for the years ended December 31, 2003, 2002 and 2001 was not significant. The estimated amount, included in Accumulated other comprehensive income as of June 30, 2004, is expected to be reclassified into earnings within the next 12 months to offset the variability of cash flows during this period is not material.

*Hedge effectiveness assessment*

Up to December 31, 2003, the Bank formally documented all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process included linking all derivatives that were designated as fair value or cash flow accounting hedges to specific assets and liabilities on the Balance Sheet or to specific firm commitments. The Bank formally assessed, both at the hedge's inception and on an ongoing basis, whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair values or cash flows of hedged items and whether they were expected to continue to be highly effective in the future.

*Discontinuation of hedge accounting*

Effective January 1, 2004, the Bank discontinued the use of hedge accounting and de-designated all hedging relationships established under SFAS 133. While Management believes that the Bank's hedging strategies achieve its objectives, the application of SFAS 133 qualifying hedge criteria to certain new financial instrument transactions would no longer make fully evident the Bank's risk management strategies, as certain hedged instruments would be carried at fair value, while other similarly hedged instruments would be carried at amortized cost.

Upon discontinuance of hedge accounting, derivatives designated in fair value accounting hedges continue to be carried on the Balance Sheet at fair value. Assets or liabilities previously designated as hedged items in fair value accounting hedges are no longer adjusted for changes in fair value, and the related basis adjustment is amortized over the remaining life of the respective asset or liability. Similarly, derivatives designated in cash flow accounting hedges continue to be carried on the Balance Sheet at fair value, and gains and losses that were accumulated in Other comprehensive income are reclassified to earnings in the period in which the hedged transaction affects earnings.

**Note I—Commercial Credit Risk**

Commercial credit risk is the potential loss that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the debt instruments in which the Bank invests its liquid holdings. The primary objective in the management of the Bank's liquid assets is the maintenance of a conservative exposure to market, credit and liquidity risks. Consequently, the Bank will only invest in high quality debt instruments issued by sovereigns, agencies, banks and corporate entities.

In addition, as part of its regular investment, funding and asset and liability management activities, the Bank uses derivative instruments, primarily swaps, for hedging purposes without incurring additional market risk. To manage the credit risk of its investment, funding and asset and liability management activities, the Bank limits these activities to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank also establishes strict credit limits for each counterparty and, for swap counterparties, has entered into master swap agreements which contain enforceable close-out netting provisions and has agreements in place providing for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits, which are a function of the counterparty's credit rating. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect

## Note I—Commercial Credit Risk—(Continued)

nonperformance by any of its counterparties. As of June 30, 2004, the Bank had received collateral of $221,300,000 (2003—$414,600,000) in connection with swap agreements. None of this collateral has been included in the assets of the Bank.

The credit risk exposures below represent the maximum potential loss, based on the gross fair value of the financial instrument, the Bank would incur if the parties to the derivative financial instruments referred to in the preceding paragraphs failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of June 30, 2004 and December 31, 2003, such credit risk exposures, prior to considering any master swap or collateral agreements, are as follows (in thousands):

| | 2004 | 2003 |
|---|---|---|
| Investments—Trading Portfolio | | |
| Currency swaps | $ — | $ — |
| Interest rate swaps | 2,515 | 1,185 |
| Borrowing Portfolio | | |
| Currency swaps | 938,532 | 1,316,443 |
| Interest rate swaps | 433,198 | 558,235 |

## Note J — Capital Stock and Voting Power

*Capital stock*

The capital of the Bank consists of "paid-in" and "callable" shares. The subscribed "paid-in" capital has been or is to be paid in gold and/or United States dollars and in the currency of the respective member, which in some cases must be made freely convertible, in accordance with the terms for the respective increase in capital. Non-negotiable, non-interest bearing demand obligations have been or will be accepted in lieu of the immediate payment of all or any part of the member's subscribed "paid-in" capital stock. The subscribed "callable" portion of capital may only be called when required to meet obligations of the Bank created by borrowings of funds for inclusion in the Bank's resources or guarantees chargeable to such resources and is payable at the option of the member either in gold, in United States dollars, in the currency of the member country, or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. For a Statement of Subscriptions to Capital Stock at June 30, 2004 and December 31, 2003, see Appendix X.

The composition of the net receivable from members as of June 30, 2004 and December 31, 2003 is as follows (in thousands):

| | 2004 | 2003 |
|---|---|---|
| Regional developing members | $ 450,333 | $ 459,406 |
| United States | — | 5,122 |
| Canada | 9,614 | (12,426) |
| Non-regional members | (137,369) | (158,506) |
| Total | $ 322,578 | $ 293,596 |

**Note J — Capital Stock and Voting Power—(Continued)**

These amounts are represented in the Balance Sheet as follows:

| | 2004 | 2003 |
|---|---|---|
| Receivable from members | $ 472,751 | $ 493,025 |
| Amounts payable to maintain value of currency holdings | (150,173) | (199,429) |
| Total | $ 322,578 | $ 293,596 |

*Voting power*

Under the Agreement, each member country shall have 135 votes plus one vote for each share of the Bank held by that country. The Agreement, as amended by the Eighth General Increase in the Resources of the Inter-American Development Bank, also provides that no increase in the subscription of any member to the Bank's stock shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the voting power available for nonregional members at up to 15.995%, including approximately 5% for Japan.

In making decisions concerning operations of the FSO and the IFF, the number of votes and percent of total voting power for each member country are the same as determined by the provisions of the Agreement referred to above, except that the voting authority for decisions to award IFF loan subsidies is determined according to each member country's proportional contribution to the FSO.

Total capital stock subscriptions and the voting power of the member countries as of June 30, 2004 are shown in the Statement of Subscriptions to Capital Stock and Voting Power in Appendix XI.

**Note K—Allocation of Net Income**

The agreement for the Eighth General Increase in the Resources of the Inter-American Development Bank provides for up to $136,000,000 of unallocated special contributions to the FSO to be paid by contributions from members. As stated in the agreement, any unpaid portion is to be paid to the FSO by periodic transfers from the net income of the Bank, consistent with prudent financial management, between January 1, 2000 and December 31, 2004. As of June 30, 2004, no such contributions had been paid by members. Accordingly, the Bank has transferred $27,200,000, representing one fifth of the unallocated special contributions, from the net income of the Bank to the FSO in each of the years 2000 through 2003.

**Note L—Accumulated Other Comprehensive Income**

Other comprehensive income comprises the effects of the implementation of SFAS 133 and currency translation adjustments. These items are presented on the Statement of Comprehensive Income.

### Note L—Accumulated Other Comprehensive Income—(Continued)

The following is a summary of changes in Accumulated other comprehensive income for the year ended December 31, 2003 and the six months ended June 30, 2004 (in thousands):

| | Translation Adjustments | | | |
|---|---|---|---|---|
| | General Reserve | Special Reserve | SFAS 133 Adjustments | Total |
| Balance at January 1, 2003 | $307,742 | $(246,744) | $(15,286) | $ 45,712 |
| Translation adjustments | 364,932 | 84,314 | — | 449,246 |
| Net loss on cash flow hedges | — | — | (11,427) | (11,427) |
| Balance at December 31, 2003 | 672,674 | (162,430) | (26,713) | 483,531 |
| Translation adjustments | (80,306) | (13,576) | — | (93,882) |
| Reclassification to income—cash flow hedges | — | — | 5,304 | 5,304 |
| Balance at June 30, 2004 | $592,368 | $(176,006) | $(21,409) | $394,953 |

### Note M—Pension and Postretirement Benefit Plans

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the employees of the IIC and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Plans are funded by employee and Bank contributions in accordance with the provisions of the Plans. Any and all contributions to the Plans by the Bank are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides certain health care and other benefits to retirees. All current staff of the Bank and the IIC who contribute to the SRP and LRP while in active service and who meet certain requirements are eligible for postretirement benefits under the Postretirement Benefits Plan (PRBP). Retirees contribute toward the Bank's health care program based on an established-premium schedule. The Bank contributes the remainder of the actuarially determined cost of future health and other benefits. While all contributions made by the Bank and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP and are not included in the Balance Sheet.

## Note M—Pension and Postretirement Benefit Plans—(Continued)

*Obligations, funded status, and expected contributions*

The following table summarizes the change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP and amounts recognized in the Balance Sheet for the six months ended June 30, 2004 and the year ended December 31, 2003 (in thousands):

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Change in benefit obligation** | | | | |
| Benefit obligation, beginning of year | $1,695,391 | $1,594,581 | $702,710 | $645,265 |
| Service cost | 23,944 | 45,353 | 11,187 | 19,492 |
| Interest cost | 48,581 | 97,671 | 20,180 | 40,122 |
| Plan participants' contributions | 9,419 | 18,252 | — | — |
| Actuarial (gain) loss | 14,873 | (14,696) | 5,183 | (569) |
| Plan amendment | 7,295 | 7,121 | 789 | 11,261 |
| Benefits paid | (27,401) | (52,891) | (4,452) | (12,861) |
| Benefit obligation, end of period | 1,772,102 | 1,695,391 | 735,597 | 702,710 |
| **Change in plan assets** | | | | |
| Fair value of plan assets, beginning of year | 2,045,032 | 1,679,928 | 811,253 | 662,887 |
| Actual return on plan assets | 70,401 | 378,420 | 27,142 | 161,227 |
| Employer contribution | 14,350 | 19,148 | — | — |
| Plan participants' contributions | 9,419 | 18,281 | — | — |
| Benefit paid | (27,401) | (52,891) | (4,452) | (12,861) |
| Net payments from other plans | 57 | 2,146 | — | — |
| Fair value of plan assets, end of period | 2,111,858 | 2,045,032 | 833,943 | 811,253 |
| Funded status | 339,756 | 349,641 | 98,346 | 108,543 |
| Unrecognized: | | | | |
| Net actuarial gain | (223,941) | (232,810) | (56,499) | (61,548) |
| Prior service cost | 15,617 | 9,282 | 10,538 | 9,814 |
| Net amount recognized | $ 131,432 | $ 126,113 | $ 52,385 | $ 56,809 |
| Amounts recognized in the Balance Sheet consist of: | | | | |
| Prepaid benefit cost | $ 131,432 | $ 126,113 | $ 52,742 | $ 57,119 |
| Accrued benefit liability | — | — | (357) | (310) |
| Net amount recognized | $ 131,432 | $ 126,113 | $ 52,385 | $ 56,809 |

The accumulated benefit obligation for the Plans was $1,536,000,000 and $1,456,000,000 at June 30, 2004 and December 31, 2003, respectively.

The Bank uses a December 31 measurement date for the Plans and the PRBP.

Contributions from the Bank to the Plans during 2004 are expected to be approximately $28,500,000, of which $14,350,000 have been contributed as of June 30, 2004. As of June 30, 2004, the Bank has not determined the level of contributions to the PRBP for 2004. All contributions are made in cash.

**Note M—Pension and Postretirement Benefit Plans—(Continued)**

*Components of Net Periodic Benefit Cost*

Net periodic benefit cost (income) for the six months ended June 30, 2004 and the year ended December 31, 2003 consists of the following components (in thousands):

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Service cost | $ 23,944 | $ 45,353 | $ 11,187 | $ 19,492 |
| Interest cost | 48,581 | 97,671 | 20,180 | 40,122 |
| Expected return on plan assets | (64,716) | (134,615) | (26,707) | (61,095) |
| Amortization of: | | | | |
| Prior service cost | 960 | 1,454 | 65 | (1,802) |
| Unrecognized net gain | (74) | (683) | (301) | (7,014) |
| Net periodic benefit cost (income) | $ 8,695 | $ 9,180 | $ 4,424 | $(10,297) |

The Bank allocates the net periodic benefit income and costs between the Bank and the FSO in accordance with the allocation method approved by the Board of Executive Directors for administrative expenses. The portion of the Plans and the PRBP benefit cost (income) related to the Bank that has been included in administrative expenses and other income, respectively, for the six months ended June 30, 2004 is $7,093,000 (2003—$7,503,000; 2002—$8,361,000; 2001—$(6,976,000); 2000—$(28,819,000) and 1999—$(16,769,000)), and $3,609,000 (2003—$(8,416,000); 2002—$(12,544,000); 2001—$(20,858,000); 2000—$(2,357,000) and 1999—$3,357,000). The balance has been charged/credited to the FSO.

*Actuarial Assumptions*

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Unrecognized actuarial gains and losses which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period are amortized over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 10.8, 13.0 and 11.8 years, respectively.

Unrecognized prior service cost is amortized over 10.8 years for the SRP, 13.1 years for the LRP, and 7.5 years for the PRBP.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

| Weighted-average assumptions used to determine benefit obligations at June 30 and December 31, | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Discount rate | 5.75% | 5.75% | 5.75% | 5.75% |
| Rate of salary increase SRP | 3.4%–10.3% | 3.4%–10.3% | | |
| Rate of salary increase LRP | 4.8%–11.7% | 4.8%–11.7% | | |

**Note M—Pension and Postretirement Benefit Plans—(Continued)**

| Weighted-average assumptions used to determine net periodic benefit cost for the six months ended June 30 and the year ended December 31, | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Discount rate | 5.75% | 6.25% | 5.75% | 6.25% |
| Expected long-term return on plan assets | 6.75% | 7.25% | 6.75% | 7.25% |
| Rate of salary increase SRP | 3.4%–10.3% | 3.9%–10.8% | | |
| Rate of salary increase LRP | 4.8%–11.7% | 5.3%–12.2% | | |

The expected yearly rate of return on plan assets reflects the historical rate of returns of asset categories employed by the plans and conservatively applying those returns in formulating the Investment Policy asset allocations.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at June 30 and December 31:

| | 2004 | 2003 |
|---|---|---|
| Health care cost trend rates assumed for next year: | | |
| Medical | 8.75% | 8.75% |
| Prescription drugs | 13.25% | 14.75% |
| Dental | 7.25% | 7.25% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 4.75% | 4.75% |
| Year that the rate reaches the ultimate trend rate | 2013 | 2013 |

For those participants assumed to retire outside of the United States, an 8.75% health care cost trend rate was used in 2004 and 2003.

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of June 30, 2004 (in thousands):

| | 1-Percentage Point Increase | 1-Percentage Point Decrease |
|---|---|---|
| Effect on total of service and interest cost components | $12,391 | $(10,056) |
| Effect on postretirement benefit obligation | 79,980 | (67,289) |

**Note M—Pension and Postretirement Benefit Plans—(Continued)**

*Plan assets*

The Plans and PRBP weighted-average asset allocations at June 30, 2004 and December 31, 2003, by asset category, are as follows:

| | Plans | | PRBP | |
|---|---|---|---|---|
| Asset category | 2004 | 2003 | 2004 | 2003 |
| U.S. equities | 37% | 37% | 41% | 41% |
| Non-U.S. equities | 33% | 33% | 33% | 32% |
| Fixed income bonds and funds | 18% | 19% | 16% | 17% |
| U.S. inflation-indexed bonds | 6% | 6% | 9% | 9% |
| Real estate investment funds | 4% | 3% | — | — |
| Commodity index futures | 2% | 2% | — | — |
| Other | — | — | 1% | 1% |
| Total | 100% | 100% | 100% | 100% |

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans and PRBP Investment Policies. Investment Policies have been developed so that, consistent with historical returns, there is a high equity allocation with the expectation of sufficient returns to meet long-term funding needs.

Investments maintain an average exposure between 65% and 70% to a well-diversified pool of equities. Assets are also invested in fixed-income securities (20% to 25%) to protect against severe dis-inflation, and a mix of investments (10% to 15%) that are expected to react positively to rising inflation to provide protection against loss of purchasing power. The investment policy allocations as of June 30, 2004 are as follows:

| | SRP | LRP | PRBP |
|---|---|---|---|
| U.S. equities | 35% | 40% | 40% |
| Non-U.S. equities | 30% | 30% | 30% |
| Fixed income | 20% | 20% | 20% |
| Inflation-Sensitive investments(1) | 15% | 10% | 10% |

(1) Comprises U.S. inflation-indexed bonds (7%), real estate investment funds (6%), and commodity index futures (2%) for the SRP and U.S. inflation-indexed bonds for the LRP and PRBP.

Risk management is achieved by the continuous monitoring of each asset category level and investment manager. The investments are rebalanced toward the policy allocations to the extent possible from cash flows. If cash flows are insufficient to maintain weights, transfers among the managers' accounts are made at least annually. Investment managers generally are not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager must be specifically approved for each instrument.

*Recent developments*

On December 8, 2003, the President of the United States of America signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). In accordance with FSP106-1 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", the Bank elected to defer the recognition of the effects of the Act, if any, on the PRBP

## Note M—Pension and Postretirement Benefit Plans—(Continued)

accumulated postretirement benefit obligation and net periodic benefit cost disclosures presented above (see New accounting pronouncements in Note B).

## Note N—Reconciliation of Net Income to Net Cash Provided by Operating Activities

A reconciliation of Net income to Net cash provided by operating activities, as shown in the Statement of Cash Flows, is as follows (in thousands):

| | Six Months ended June 30 | | Years ended December 31, | | | | |
|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 | 2000 | 1999 |
| | (unaudited) | | | | | | |
| Net income | $ 270,728 | $ 563,151 | $ 2,432,460 | $ 708,735 | $ 1,020,600 | $ 846,056 | $568,041 |
| Difference between amounts accrued and amounts paid or collected for: | | | | | | | |
| Loan income | (82,319) | 38 | 171,287 | 146,576 | (162,206) | (70,265) | (43,139) |
| Investment income | (12) | (1,688) | 2,001 | (10,623) | 41,338 | 2,589 | (19,865) |
| Net unrealized (gain) loss on trading investments | (7,680) | (4,177) | (4,267) | 1,097 | (4,612) | (17,535) | (64) |
| Interest and other costs of borrowings | 40,460 | (211,273) | (159,275) | (54,261) | (62,230) | 83,263 | 65,675 |
| Administrative expenses, including depreciation | (17,677) | (17,856) | (577) | (22,766) | (49,004) | (56) | (45,267) |
| Effects of applying SFAS 133 | 176,150 | 204,622 | 222,185 | 205,829 | 55,838 | — | — |
| Provision (credit) for loan and guarantee losses | 8,184 | 53,160 | (1,369,707) | 99,884 | 147,303 | 174,428 | 220,528 |
| Cumulative effect of change in accounting principle | — | — | — | — | (50,839) | — | — |
| Net cash provided by operating activities | $ 387,834 | $ 585,977 | $ 1,294,107 | $1,074,471 | $ 936,188 | $ 1,018,480 | $745,909 |
| **Supplemental disclosure of noncash activities** | | | | | | | |
| Increase (decrease) resulting from exchange rate fluctuations: | | | | | | | |
| Trading investments | $ (85,135) | $ 119,300 | $ 382,754 | $ 252,870 | $ (159,343) | $ (278,359) | $ 72,785 |
| Held-to-maturity investments | (81,309) | 199,936 | 451,408 | (36,567) | (79,716) | (107,428) | 62,381 |
| Loans outstanding | (223,573) | 403,156 | 1,621,006 | 1,591,283 | (1,032,111) | (1,050,328) | (41,770) |
| Borrowings | (326,429) | 555,601 | 1,882,809 | 1,626,622 | (1,052,391) | (1,205,721) | 104,279 |
| Receivable from members—net | 58,186 | (167,953) | (342,293) | 154,018 | — | — | — |

## Note O—Segment Reporting

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the six months ended June 30, 2004, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income. Loan income from these three countries was $286,176,000, $216,956,000 and $171,116,000, respectively.

## INTER-AMERICAN DEVELOPMENT BANK ORDINARY CAPITAL

## SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS—NOTE D

**June 30, 2004**
**(unaudited)**
**Expressed in thousands of United States dollars**

| | Euro | Japanese yen | United States dollars | All currencies |
|---|---|---|---|---|
| Obligations of the United States Government and its corporations and agencies: | | | | |
| Carrying value | 139,950 | 77,901 | 206,042 | 423,893 |
| Average balance during period | 302,062 | 92,277 | 316,775 | 711,114 |
| Net gains (losses) for the period | 1,399 | (598) | 431 | 1,232 |
| Obligations of other governments and agencies: | | | | |
| Carrying value | 206,136 | 999,384 | 253,273 | 1,458,793 |
| Average balance during period | 324,422 | 894,364 | 315,228 | 1,534,014 |
| Net losses for the period | (1,689) | (371) | (8,076) | (10,136) |
| Bank obligations and time deposits: | | | | |
| Carrying value | 268,111 | — | 2,814,066 | 3,082,177 |
| Average balance during period | 735,873 | 94,260 | 2,687,067 | 3,517,200 |
| Net gains (losses) for the period | (711) | — | 2,018 | 1,307 |
| Corporate securities: | | | | |
| Carrying value | 24,372 | 74,912 | 157,408 | 256,692 |
| Average balance during period | 24,558 | 122,692 | 258,478 | 405,728 |
| Net gains (losses) for the period | 11 | (383) | (1,427) | (1,799) |
| Asset- and mortgage-backed securities: | | | | |
| Carrying value | 1,592,044 | 74,743 | 3,112,466 | 4,779,253 |
| Average balance during period | 1,884,794 | 99,422 | 3,688,899 | 5,673,115 |
| Net gains (losses) for the period | 2,029 | (1) | 2,789 | 4,817 |
| Total trading investments: | | | | |
| Carrying value | 2,230,613 | 1,226,940 | 6,543,255 | 10,000,808 |
| Average balance during period | 3,271,709 | 1,303,015 | 7,266,447 | 11,841,171 |
| Net gains (losses) for the period | 1,039 | (1,353) | (4,265) | (4,579) |
| Currency swaps receivable: | | | | |
| Carrying value (1) | — | — | 275,676 | 275,676 |
| Average balance during period | — | — | 650,155 | 650,155 |
| Net losses for the period | — | — | (309) | (309) |
| Currency swaps payable: | | | | |
| Carrying value (1) | (264,622) | (90,543) | — | (355,165) |
| Average balance during period | (736,408) | (107,011) | — | (843,419) |
| Net gains for the period | 2,046 | 469 | — | 2,515 |
| Net interest rate swaps: | | | | |
| Carrying value (1) | (2,786) | (2,868) | (13,440) | (19,094) |
| Average balance during period | (4,208) | (3,091) | (24,441) | (31,740) |
| Net gains for the period | 18 | 941 | 9,213 | 10,172 |
| Total trading investments and swaps: | | | | |
| Carrying value | 1,963,205 | 1,133,529 | 6,805,491 | 9,902,225 |
| Average balance during period | 2,531,093 | 1,192,913 | 7,892,161 | 11,616,167 |
| Net gains for the period | 3,103 | 57 | 4,639 | 7,799 |
| Return for the period (%) | 2.57 | 0.10 | 1.46 | 1.57 |

(1) Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. As explained in Note B to the financial statements, currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

# INTER-AMERICAN DEVELOPMENT BANK ORDINARY CAPITAL

## SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS—NOTE D

### December 31, 2003
### Expressed in thousands of United States dollars

| | Euro | Japanese yen | Swiss francs | United States dollars | British Pounds sterling | All currencies |
|---|---|---|---|---|---|---|
| Obligations of the United States Government and its corporations and agencies: | | | | | | |
| Carrying value | 439,606 | 79,816 | — | 405,572 | — | 924,994 |
| Average balance during year | 348,483 | 61,938 | — | 485,184 | — | 895,605 |
| Net gains (losses) for the year | (4,610) | (581) | — | 269 | — | (4,922) |
| Obligations of other governments and agencies: | | | | | | |
| Carrying value | 346,100 | 525,184 | — | 289,390 | — | 1,160,674 |
| Average balance during year | 328,965 | 381,173 | — | 347,619 | 1,117 | 1,058,874 |
| Net losses for the year | (9,326) | (1,948) | — | (10,168) | (92) | (21,534) |
| Bank obligations and time deposits: | | | | | | |
| Carrying value | 705,530 | 82,923 | — | 2,667,378 | — | 3,455,831 |
| Average balance during year | 839,802 | 77,235 | 87,490 | 3,321,630 | 784 | 4,326,941 |
| Net gains (losses) for the year | (1,612) | — | — | 6,111 | — | 4,499 |
| Corporate securities: | | | | | | |
| Carrying value | 12,602 | 143,097 | — | 232,945 | 35,822 | 424,466 |
| Average balance during year | 15,015 | 141,574 | — | 313,038 | 34,233 | 503,860 |
| Net gains (losses) for the year | 236 | 110 | — | 1,635 | (298) | 1,683 |
| Asset- and mortgage-backed securities: | | | | | | |
| Carrying value | 1,708,668 | 78,049 | — | 3,618,975 | — | 5,405,692 |
| Average balance during year | 1,032,051 | 102,774 | — | 3,720,838 | — | 4,855,663 |
| Net gains for the year | 743 | 69 | — | 391 | — | 1,203 |
| Total trading investments: | | | | | | |
| Carrying value | 3,212,506 | 909,069 | — | 7,214,260 | 35,822 | 11,371,657 |
| Average balance during year | 2,564,316 | 764,694 | 87,490 | 8,188,309 | 36,134 | 11,640,943 |
| Net losses for the year | (14,569) | (2,350) | — | (1,762) | (390) | (19,071) |
| Currency swaps receivable: | | | | | | |
| Carrying value (1) | — | — | — | 836,155 | — | 836,155 |
| Average balance during year | — | 45,489 | — | 883,658 | — | 929,147 |
| Net gains (losses) for the year | — | 44 | — | (73) | — | (29) |
| Currency swaps payable: | | | | | | |
| Carrying value (1) | (980,088) | (92,525) | — | — | (35,822) | (1,108,435) |
| Average balance during year | (1,026,393) | (71,251) | — | (38,749) | (35,349) | (1,171,742) |
| Net gains for the year | 13,749 | 788 | — | 480 | 409 | 15,426 |
| Net interest rate swaps: | | | | | | |
| Carrying value (1) | (3,603) | (2,135) | — | (27,919) | — | (33,657) |
| Average balance during year | (2,723) | (1,933) | — | (36,566) | — | (41,222) |
| Net gains for the year | 1,864 | 1,318 | — | 18,447 | — | 21,629 |
| Total trading investments and swaps: | | | | | | |
| Carrying value | 2,228,815 | 814,409 | — | 8,022,496 | — | 11,065,720 |
| Average balance during year | 1,535,200 | 736,999 | 87,490 | 8,996,652 | 785 | 11,357,126 |
| Net gains (losses) for the year | 1,044 | (200) | — | 17,092 | 19 | 17,955 |
| Return for the year (%) | 2.68 | 0.23 | 0.35 | 1.43 | 3.55 | 1.48 |

(1) Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. As explained in Note B to the financial statements, currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

## INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

## SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS—NOTE D

**June 30, 2004**
**(unaudited)**
**Expressed in thousands of United States dollars**

| | Euro | Japanese yen | Swiss francs | United States dollars | Other currencies | All currencies |
|---|---|---|---|---|---|---|
| Obligations of the United States Government and its corporations and agencies: | | | | | | |
| Net carrying amount | 159,425 | — | — | 5,029 | — | 164,454 |
| Gross unrealized gains | 2,580 | — | — | — | — | 2,580 |
| Gross unrealized losses | 24 | — | — | 99 | — | 123 |
| Market value | 161,981 | — | — | 4,930 | — | 166,911 |
| Obligations of other governments and agencies: | | | | | | |
| Net carrying amount | 479,963 | 455,741 | 135,903 | 371,812 | 723,053 | 2,166,472 |
| Gross unrealized gains | 4,533 | 346 | 2,471 | 5,043 | 7,322 | 19,715 |
| Gross unrealized losses | 1,900 | 54 | 238 | 4,212 | 3,456 | 9,860 |
| Market value | 482,596 | 456,033 | 138,136 | 372,643 | 726,919 | 2,176,327 |
| Bank obligations and time deposits: | | | | | | |
| Net carrying amount | 539,536 | — | 304,227 | 61,936 | 163,435 | 1,069,134 |
| Gross unrealized gains | 7,831 | — | — | — | — | 7,831 |
| Gross unrealized losses | — | — | — | 29 | — | 29 |
| Market value | 547,367 | — | 304,227 | 61,907 | 163,435 | 1,076,936 |
| Corporate securities: | | | | | | |
| Net carrying amount | — | 9,237 | — | 14,577 | — | 23,814 |
| Gross unrealized gains | — | 8 | — | 195 | — | 203 |
| Gross unrealized losses | — | — | — | — | — | — |
| Market value | — | 9,245 | — | 14,772 | — | 24,017 |
| Asset- and mortgage-backed securities: | | | | | | |
| Net carrying amount | 36,573 | 22,969 | 11,996 | 159,438 | 147,479 | 378,455 |
| Gross unrealized gains | 952 | 46 | 64 | 6,017 | 4,000 | 11,079 |
| Gross unrealized losses | — | — | — | 162 | 100 | 262 |
| Market value | 37,525 | 23,015 | 12,060 | 165,293 | 151,379 | 389,272 |
| Total held-to-maturity investments: | | | | | | |
| Net carrying amount | 1,215,497 | 487,947 | 452,126 | 612,792 | 1,033,967(1) | 3,802,329 |
| Gross unrealized gains | 15,896 | 400 | 2,535 | 11,255 | 11,322 | 41,408 |
| Gross unrealized losses | 1,924 | 54 | 238 | 4,502 | 3,556 | 10,274 |
| Market value | 1,229,469 | 488,293 | 454,423 | 619,545 | 1,041,733 | 3,833,463 |
| Return for the period (%) | 3.81 | 0.23 | 1.10 | 4.30 | 4.59 | 3.26 |

(1) The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

| | |
|---|---|
| Canadian dollars | $ 696,647 |
| British pounds sterling | 261,049 |
| Other | 76,271 |
| Total | $1,033,967 |

## MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

**June 30, 2004**
**(unaudited)**
**Expressed in thousands of United States dollars**

| Year of Maturity | Net Carrying Amount | Market Value |
|---|---|---|
| 2004 | $1,142,386 | $1,144,473 |
| 2005 | 849,124 | 859,355 |
| 2006 to 2009 | 1,805,930 | 1,824,851 |
| 2010 | 4,889 | 4,784 |
| Total | $3,802,329 | $3,833,463 |

# INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

## SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS—NOTE D

**December 31, 2003**
**Expressed in thousands of United States dollars**

| | Euro | Japanese yen | Swiss francs | United States dollars | Other currencies | All currencies |
|---|---|---|---|---|---|---|
| Obligations of the United States Government and its corporations and agencies: | | | | | | |
| Net carrying amount | 211,030 | — | — | 5,032 | — | 216,062 |
| Gross unrealized gains | 3,183 | — | — | — | — | 3,183 |
| Gross unrealized losses | 123 | — | — | 10 | — | 133 |
| Market value | 214,090 | — | — | 5,022 | — | 219,112 |
| Obligations of other governments and agencies: | | | | | | |
| Net carrying amount | 408,229 | 521,245 | 145,595 | 327,874 | 724,209 | 2,127,152 |
| Gross unrealized gains | 4,874 | 758 | 4,183 | 9,917 | 12,412 | 32,144 |
| Gross unrealized losses | 1,779 | 40 | 52 | 1,117 | 1,069 | 4,057 |
| Market value | 411,324 | 521,963 | 149,726 | 336,674 | 735,552 | 2,155,239 |
| Bank obligations and time deposits: | | | | | | |
| Net carrying amount | 556,951 | — | 89,659 | 16,386 | 109,845 | 772,841 |
| Gross unrealized gains | 11,441 | — | — | 46 | — | 11,487 |
| Gross unrealized losses | 13 | — | — | — | 8 | 21 |
| Market value | 568,379 | — | 89,659 | 16,432 | 109,837 | 784,307 |
| Corporate securities: | | | | | | |
| Net carrying amount | — | 9,435 | — | 45,169 | 15,511 | 70,115 |
| Gross unrealized gains | — | 10 | — | 598 | 81 | 689 |
| Gross unrealized losses | — | — | — | — | — | — |
| Market value | — | 9,445 | — | 45,767 | 15,592 | 70,804 |
| Asset- and mortgage-backed securities: | | | | | | |
| Net carrying amount | 37,845 | 23,354 | 12,126 | 200,946 | 147,137 | 421,408 |
| Gross unrealized gains | 900 | — | 190 | 9,847 | 5,381 | 16,318 |
| Gross unrealized losses | — | 12 | — | 1 | 2 | 15 |
| Market value | 38,745 | 23,342 | 12,316 | 210,792 | 152,516 | 437,711 |
| Total held-to-maturity investments: | | | | | | |
| Net carrying amount | 1,214,055 | 554,034 | 247,380 | 595,407 | 996,702(1) | 3,607,578 |
| Gross unrealized gains | 20,398 | 768 | 4,373 | 20,408 | 17,874 | 63,821 |
| Gross unrealized losses | 1,915 | 52 | 52 | 1,128 | 1,079 | 4,226 |
| Market value | 1,232,538 | 554,750 | 251,701 | 614,687 | 1,013,497 | 3,667,173 |
| Return for the year (%) | 3.82 | 0.26 | 2.67 | 4.68 | 4.97 | 3.67 |

(1) The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

| | |
|---|---|
| Canadian dollars | $701,538 |
| British pounds sterling | 217,845 |
| Other | 77,319 |
| Total | $996,702 |

## MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

**December 31, 2003**
**Expressed in thousands of United States dollars**

| Year of Maturity | Net Carrying Amount | Market Value |
|---|---|---|
| 2004 | $1,169,293 | $1,176,906 |
| 2005 to 2008 | 2,433,405 | 2,485,384 |
| 2010 | 4,880 | 4,883 |
| Total | $3,607,578 | $3,667,173 |

## INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

## SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT—NOTE E

### December 31, 2003
### Expressed in thousands of United States dollars

| Currency/Rate type | Multicurrency loans(2) Amount | Multicurrency loans(2) Weighted average rate (%) | Single currency loans Amount | Single currency loans Weighted average rate (%) | Single currency loans Average maturity (years) | Total loans Amount | Total loans Weighted average rate (%) |
|---|---|---|---|---|---|---|---|
| Euro | | | | | | | |
| Fixed | $ 425,539 | 7.42 | $ — | — | — | $ 425,539 | 7.42 |
| Adjustable | 2,841,112 | 4.85 | 12,593 | 4.84 | 7.85 | 2,853,705 | 4.85 |
| Japanese yen | | | | | | | |
| Fixed | 733,152 | 7.39 | — | — | — | 733,152 | 7.39 |
| Adjustable | 4,983,280 | 4.85 | 2,434 | 1.13 | 7.62 | 4,985,714 | 4.85 |
| Swiss francs | | | | | | | |
| Fixed | 386,074 | 7.43 | — | — | — | 386,074 | 7.43 |
| Adjustable | 2,542,329 | 4.85 | — | — | — | 2,542,329 | 4.85 |
| United States dollars | | | | | | | |
| Fixed | 1,424,554 | 7.40 | — | — | — | 1,424,554 | 7.40 |
| Adjustable | 9,606,396 | 4.85 | 20,238,248 | 4.96 | 8.90 | 29,844,644 | 4.92 |
| LIBOR-based fixed | — | — | 900,994 | 7.11 | 4.85 | 900,994 | 7.11 |
| LIBOR-based floating | — | — | 6,380,772 | 4.68 | 3.46 | 6,380,772 | 4.68 |
| Others | | | | | | | |
| Fixed | 177,338 | 4.03 | — | — | — | 177,338 | 4.03 |
| Loans outstanding | | | | | | | |
| Fixed | 3,146,657 | 7.21 | — | — | — | 3,146,657 | 7.21 |
| Adjustable | 19,973,117 | 4.85 | 20,253,275 | 4.96 | 8.90 | 40,226,392 | 4.91 |
| LIBOR-based fixed | — | — | 900,994 | 7.11 | 4.85 | 900,994 | 7.11 |
| LIBOR-based floating | — | — | 6,380,772 | 4.68 | 3.46 | 6,380,772 | 4.68 |
| Total | $23,119,774 | 5.17 | $27,535,041 | 4.97 | 7.51 | $50,654,815 | 5.06 |

## MATURITY STRUCTURE OF LOANS OUTSTANDING

### December 31, 2003
### Expressed in thousands of United States dollars

| Year of Maturity | Multicurrency loans(2) Fixed | Multicurrency loans(2) Adjustable | Single currency loans Fixed(1) | Single currency loans Adjustable(1) | All loans Fixed | All loans Adjustable | All loans Total |
|---|---|---|---|---|---|---|---|
| 2004 | $ 713,666 | $ 1,802,396 | $ 78,953 | $ 2,197,072 | $ 792,619 | $ 3,999,468 | $ 4,792,087 |
| 2005 | 613,732 | 1,856,574 | 78,581 | 1,112,518 | 692,313 | 2,969,092 | 3,661,405 |
| 2006 | 477,655 | 1,869,377 | 115,169 | 2,302,698 | 592,824 | 4,172,075 | 4,764,899 |
| 2007 | 373,374 | 1,851,559 | 113,623 | 2,991,318 | 486,997 | 4,842,877 | 5,329,874 |
| 2008 | 285,131 | 1,854,136 | 102,841 | 2,247,542 | 387,972 | 4,101,678 | 4,489,650 |
| 2009 to 2013 | 593,437 | 7,449,552 | 376,421 | 7,276,981 | 969,858 | 14,726,533 | 15,696,391 |
| 2014 to 2018 | 78,654 | 2,648,392 | 35,406 | 5,556,626 | 114,060 | 8,205,018 | 8,319,078 |
| 2019 to 2023 | 10,784 | 595,484 | — | 2,506,346 | 10,784 | 3,101,830 | 3,112,614 |
| 2024 to 2028 | 224 | 45,647 | — | 437,108 | 224 | 482,755 | 482,979 |
| 2029 | — | — | — | 5,838 | — | 5,838 | 5,838 |
| Total | $3,146,657 | $19,973,117 | $900,994 | $26,634,047 | $4,047,651 | $46,607,164 | $50,654,815 |
| Average Maturity (years) | 3.19 | 6.00 | 4.85 | 7.59 | 3.56 | 6.91 | 6.64 |

(1) Includes LIBOR-based loans.

(2) Average Maturity — Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.

## INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

## STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS —NOTES G AND H

**June 30, 2004**
**(unaudited)**

**Expressed in thousands of United States dollars**

| Currency/Rate type | Direct borrowings | | | Currency swap agreements | | | Interest rate swap agreements | | | Net currency obligations | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Wgtd. avg. cost (%) | Average maturity (years) | Amount(2) payable (receivable) | Wgtd. avg. cost (%) | Average maturity (years) | Amount(2) payable (receivable) | Wgtd. avg. cost (%) | Average maturity (years) | Amount payable (receivable) | Wgtd. avg. cost (%) | Average maturity (years) (1) |
| Euro | | | | | | | | | | | | |
| Fixed | $ 3,631,488 | 5.54 | 4.74 | $ — | — | — | $ 425,098 | 4.22 | 2.81 | $ 4,056,586 | 5.40 | 4.54 |
| | — | — | — | (1,079,090) | 5.33 | 4.28 | (1,372,387) | 3.98 | 6.27 | (2,451,477) | 4.57 | 5.39 |
| Adjustable | 828,139 | 5.26 | 10.24 | 1,502,978 | 1.90 | 2.76 | 1,372,387 | 2.29 | 6.27 | 3,703,504 | 2.80 | 5.73 |
| | — | — | — | (910,892) | 4.83 | 9.52 | (425,098) | 1.90 | 2.81 | (1,335,990) | 3.90 | 7.38 |
| Japanese yen | | | | | | | | | | | | |
| Fixed | 3,291,547 | 3.51 | 4.97 | 829,256 | 0.93 | 4.33 | 45,939 | 1.71 | 3.87 | 4,166,742 | 2.98 | 4.83 |
| | — | — | — | (553,583) | 3.53 | 3.75 | (1,220,140) | 1.89 | 5.09 | (1,773,723) | 2.40 | 4.67 |
| Adjustable | 101,066 | 3.23 | 7.11 | 1,065,614 | (0.23) | 2.34 | 1,201,764 | (0.22) | 5.34 | 2,368,444 | (0.08) | 4.07 |
| | — | — | — | (73,502) | 4.25 | 4.40 | (27,563) | 1.23 | 14.33 | (101,065) | 3.43 | 7.11 |
| Swiss francs | | | | | | | | | | | | |
| Fixed | 1,440,230 | 3.85 | 2.20 | 256,441 | 4.69 | 0.41 | 284,646 | 2.23 | 0.24 | 1,981,317 | 3.73 | 1.69 |
| | — | — | — | — | — | — | (160,026) | 3.33 | 0.33 | (160,026) | 3.33 | 0.33 |
| Adjustable | — | — | — | 284,646 | 0.13 | 0.24 | 160,026 | 0.12 | 0.33 | 444,672 | 0.13 | 0.27 |
| | — | — | — | — | — | — | (284,646) | 0.13 | 0.24 | (284,646) | 0.13 | 0.24 |
| United States dollars | | | | | | | | | | | | |
| Fixed | 29,572,000 | 5.26 | 5.13 | 1,399,137 | 5.69 | 4.23 | 284,029 | 5.45 | 4.62 | 31,255,166 | 5.28 | 5.09 |
| | — | — | — | (515,000) | 5.69 | 3.64 | (11,543,846) | 4.41 | 5.39 | (12,058,846) | 4.46 | 5.32 |
| Adjustable | — | — | — | 8,278,796 | 1.19 | 6.61 | 12,330,304 | 1.20 | 5.43 | 20,609,100 | 1.20 | 5.90 |
| | — | — | — | (2,089,879) | 1.14 | 2.69 | (1,070,487) | 1.13 | 5.60 | (3,160,366) | 1.14 | 3.68 |
| Others | | | | | | | | | | | | |
| Fixed | 10,259,405 | 5.73 | 6.63 | — | — | — | — | — | — | 10,259,405 | 5.73 | 6.63 |
| | — | — | — | (10,188,480) | 4.96 | 6.60 | — | — | — | (10,188,480) | 4.96 | 6.60 |
| Total | | | | | | | | | | | | |
| Fixed | 48,194,670 | 5.22 | 5.32 | 2,484,834 | | | 1,039,712 | | | 51,719,216 | 5.13 | 5.20 |
| | — | — | — | (12,336,153) | | | (14,296,399) | | | (26,632,552) | 4.52 | 5.74 |
| Adjustable | 929,205 | 5.04 | 9.90 | 11,132,034 | | | 15,064,481 | | | 27,125,720 | 1.29 | 5.63 |
| | — | — | — | (3,074,273) | | | (1,807,794) | | | (4,882,067) | 1.88 | 4.56 |
| Principal at face value | 49,123,875 | 5.22 | 5.41 | (1,793,558) | | | — | | | 47,330,317 | 3.61 | 5.20 |
| SFAS 133— | | | | | | | | | | | | |
| Basis adjustment | 439,747 | | | | | | | | | 439,747 | | |
| Market value adjustment(2) | | | | 323,719 | | | (2,040) | | | 321,679 | | |
| Net unamortized discount | (2,636,554) | | | 1,117,012 | | | | | | (1,519,542) | | |
| Total | $46,927,068 | 5.22 | 5.41 | $ (352,827) | | | $ (2,040) | | | $ 46,572,201 | 3.61 | 5.20 |

(1) As of June 30, 2004, the average repricing period of the net currency obligations for adjustable rate borrowings was five months.

(2) Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency swaps of $352,827 and the net fair value amount receivable from interest rate swaps of $2,040 as of June 30, 2004, shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,239,858 and currency and interest rate swap liabilities at fair value of $884,991, included in the Balance Sheet.

## MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

**June 30, 2004**
**(unaudited)**

**Expressed in thousands of United States dollars**

| Year of Maturity | |
|---|---|
| 2004 | $ 4,855,521 |
| 2005 | 5,674,657 |
| 2006 | 5,271,152 |
| 2007 | 4,759,371 |
| 2008 | 5,043,357 |
| 2009 through 2013 | 15,630,502 |
| 2014 through 2018 | 5,782,525 |
| 2019 through 2023 | 856,790 |
| 2024 through 2027 | 1,250,000 |
| Total | $49,123,875 |

## INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

## STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS—NOTES G AND H

### December 31, 2003
### Expressed in thousands of United States dollars

| | Direct borrowings | | | Currency swap agreements | | | Interest rate swap agreements | | | Net currency obligations | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Currency/Rate type | Amount | Wgtd. avg. cost (%) | Average maturity (years) | Amount(2) payable (receivable) | Wgtd. avg. cost (%) | Average maturity (years) | Amount(2) payable (receivable) | Wgtd. avg. cost (%) | Average maturity (years) | Amount payable (receivable) | Wgtd. avg. cost (%) | Average maturity (years)(1) |
| Euro | | | | | | | | | | | | |
| Fixed | $ 4,046,832 | 5.56 | 4.88 | $ — | — | — | $ 439,882 | 4.22 | 3.31 | $ 4,486,714 | 5.43 | 4.73 |
| | — | — | — | (648,708) | 5.89 | 1.67 | (1,420,115) | 3.98 | 6.77 | (2,068,823) | 4.58 | 5.17 |
| Adjustable | 856,939 | 5.26 | 10.73 | 1,555,246 | 1.96 | 3.26 | 1,420,115 | 2.35 | 6.77 | 3,832,300 | 2.84 | 6.23 |
| | — | — | — | (942,571) | 4.85 | 10.02 | (439,882) | 1.97 | 3.31 | (1,382,453) | 3.93 | 7.88 |
| Japanese yen | | | | | | | | | | | | |
| Fixed | 3,626,829 | 3.68 | 5.08 | 843,122 | 0.93 | 4.82 | 46,707 | 1.71 | 4.37 | 4,516,658 | 3.15 | 5.02 |
| | — | — | — | (562,840) | 3.53 | 4.25 | (1,240,542) | 1.89 | 5.58 | (1,803,382) | 2.40 | 5.16 |
| Adjustable | 102,756 | 3.23 | 7.61 | 1,083,432 | (0.23) | 2.84 | 1,221,859 | (0.21) | 5.84 | 2,408,047 | (0.07) | 4.57 |
| | — | — | — | (74,731) | 4.01 | 4.90 | (28,024) | 1.23 | 14.83 | (102,755) | 3.25 | 7.61 |
| Swiss francs | | | | | | | | | | | | |
| Fixed | 1,861,896 | 3.49 | 2.19 | 334,105 | 4.68 | 0.76 | 287,987 | 2.23 | 0.74 | 2,483,988 | 3.50 | 1.83 |
| | — | — | — | (404,760) | 2.17 | 0.39 | (161,904) | 3.33 | 0.83 | (566,664) | 2.50 | 0.52 |
| Adjustable | — | — | — | 287,987 | 0.13 | 0.74 | 161,904 | 0.06 | 0.83 | 449,891 | 0.10 | 0.77 |
| | — | — | — | — | — | — | (287,987) | 0.13 | 0.74 | (287,987) | 0.13 | 0.74 |
| United States dollars | | | | | | | | | | | | |
| Fixed | 30,519,000 | 5.27 | 5.42 | 781,896 | 6.37 | 2.95 | 284,029 | 5.45 | 5.12 | 31,584,925 | 5.30 | 5.36 |
| | — | — | — | (515,000) | 5.69 | 4.14 | (13,037,846) | 4.49 | 5.43 | (13,552,846) | 4.54 | 5.38 |
| Adjustable | — | — | — | 7,853,590 | 1.06 | 6.69 | 14,617,646 | 1.09 | 4.99 | 22,471,236 | 1.08 | 5.58 |
| | — | — | — | (2,089,879) | 1.05 | 3.19 | (1,863,829) | 1.04 | 1.91 | (3,953,708) | 1.05 | 2.59 |
| Others | | | | | | | | | | | | |
| Fixed | 9,806,584 | 5.51 | 7.05 | — | — | — | — | — | — | 9,806,584 | 5.51 | 7.05 |
| | — | — | — | (9,736,749) | 4.68 | 7.01 | — | — | — | (9,736,749) | 4.68 | 7.01 |
| Total | | | | | | | | | | | | |
| Fixed | 49,861,141 | 5.16 | 5.55 | 1,959,123 | | | 1,058,605 | | | 52,878,869 | 5.08 | 5.42 |
| | — | — | — | (11,868,057) | | | (15,860,407) | | | (27,728,464) | 4.41 | 5.82 |
| Adjustable | 959,695 | 5.04 | 10.40 | 10,780,255 | | | 17,421,524 | | | 29,161,474 | 1.20 | 5.51 |
| | — | — | — | (3,107,181) | | | (2,619,722) | | | (5,726,903) | 1.74 | 3.86 |
| Principal at face value | 50,820,836 | 5.16 | 5.64 | (2,235,860) | | | — | | | 48,584,976 | 3.53 | 5.43 |
| SFAS 133— | | | | | | | | | | | | |
| Basis adjustment | 607,564 | | | | | | | | | 607,564 | | |
| Market value adjustment(2) | | | | 273,052 | | | (221,353) | | | 51,699 | | |
| Net unamortized discount | (2,708,756) | | | 1,170,195 | | | | | | (1,538,561) | | |
| Total | $48,719,644 | 5.16 | 5.64 | $ (792,613) | | | $ (221,353) | | | $ 47,705,678 | 3.53 | 5.43 |

(1) As of December 31, 2003, the average repricing period of the net currency obligations for adjustable rate borrowings was four months.

(2) Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency swaps of $792,613 and the net fair value amount receivable from interest rate swaps of $221,353 as of December 31, 2003, shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,680,486 and currency and interest rate swap liabilities at fair value of $666,520, included in the Balance Sheet.

## MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

### December 31, 2003
### Expressed in thousands of United States dollars

| Year of Maturity | |
|---|---|
| 2004 | $ 7,609,952 |
| 2005 | 5,732,952 |
| 2006 | 4,963,663 |
| 2007 | 4,300,100 |
| 2008 | 5,060,303 |
| 2009 through 2013 | 15,261,297 |
| 2014 through 2018 | 5,782,007 |
| 2019 through 2023 | 860,562 |
| 2024 through 2027 | 1,250,000 |
| Total | $50,820,836 |

# INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

## STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK—NOTE J

### June 30, 2004 and December 31, 2003
(audited only as of December 31, 2003)

### Expressed in thousands of United States dollars (1)

| | | Paid-in portion of subscribed capital | | | | |
|---|---|---|---|---|---|---|
| Members | Shares | Freely convertible currencies | Other currencies | Callable portion of subscribed capital | Total 2004 | Total 2003 |
| Argentina | 900,154 | $ 361,059 | $104,059 | $10,393,829 | $ 10,858,947 | $ 10,858,947 |
| Austria | 13,312 | 6,900 | — | 153,688 | 160,588 | 160,588 |
| Bahamas | 17,398 | 7,479 | 4,054 | 198,347 | 209,880 | 209,880 |
| Barbados | 10,767 | 3,879 | 1,755 | 124,253 | 129,887 | 129,887 |
| Belgium | 27,438 | 14,235 | — | 316,762 | 330,997 | 330,997 |
| Belize | 9,178 | 3,601 | 3,601 | 103,516 | 110,718 | 110,718 |
| Bolivia | 72,258 | 28,964 | 8,360 | 834,355 | 871,680 | 871,680 |
| Brazil | 900,154 | 361,059 | 104,059 | 10,393,829 | 10,858,947 | 10,858,947 |
| Canada | 334,887 | 173,677 | — | 3,866,209 | 4,039,887 | 4,039,887 |
| Chile | 247,163 | 99,149 | 28,566 | 2,853,919 | 2,981,634 | 2,981,634 |
| Colombia | 247,163 | 99,161 | 28,554 | 2,853,919 | 2,981,634 | 2,981,634 |
| Costa Rica | 36,121 | 14,500 | 4,162 | 417,081 | 435,743 | 435,743 |
| Croatia | 4,018 | 2,087 | — | 46,384 | 48,471 | 48,471 |
| Denmark | 14,157 | 7,347 | — | 163,435 | 170,782 | 170,782 |
| Dominican Republic | 48,220 | 19,338 | 5,573 | 556,788 | 581,699 | 581,699 |
| Ecuador | 48,220 | 19,338 | 5,573 | 556,788 | 581,699 | 581,699 |
| El Salvador | 36,121 | 14,500 | 4,162 | 417,081 | 435,743 | 435,743 |
| Finland | 13,312 | 6,900 | — | 153,688 | 160,588 | 160,588 |
| France | 158,638 | 82,273 | — | 1,831,446 | 1,913,719 | 1,913,719 |
| Germany | 158,638 | 82,273 | — | 1,831,446 | 1,913,719 | 1,913,719 |
| Guatemala | 48,220 | 19,338 | 5,573 | 556,788 | 581,699 | 581,699 |
| Guyana | 13,393 | 5,223 | 2,570 | 153,773 | 161,566 | 161,566 |
| Haiti | 36,121 | 14,500 | 4,162 | 417,081 | 435,743 | 435,743 |
| Honduras | 36,121 | 14,500 | 4,162 | 417,081 | 435,743 | 435,743 |
| Israel | 13,126 | 6,804 | — | 151,541 | 158,345 | 158,345 |
| Italy | 158,638 | 82,273 | — | 1,831,446 | 1,913,719 | 1,913,719 |
| Jamaica | 48,220 | 19,338 | 5,573 | 556,788 | 581,699 | 581,699 |
| Japan | 418,642 | 217,106 | — | 4,833,154 | 5,050,260 | 5,050,260 |
| Mexico | 578,632 | 232,076 | 66,904 | 6,681,308 | 6,980,288 | 6,980,288 |
| Netherlands | 28,207 | 14,633 | — | 325,640 | 340,273 | 340,273 |
| Nicaragua | 36,121 | 14,500 | 4,162 | 417,081 | 435,743 | 435,743 |
| Norway | 14,157 | 7,347 | — | 163,435 | 170,782 | 170,782 |
| Panama | 36,121 | 14,500 | 4,162 | 417,081 | 435,743 | 435,743 |
| Paraguay | 36,121 | 14,500 | 4,162 | 417,081 | 435,743 | 435,743 |
| Peru | 120,445 | 48,278 | 13,957 | 1,390,745 | 1,452,980 | 1,452,980 |
| Portugal | 4,474 | 2,316 | — | 51,656 | 53,972 | 53,972 |
| Slovenia | 2,434 | 1,267 | — | 28,096 | 29,362 | 29,362 |
| Spain | 158,638 | 82,273 | — | 1,831,446 | 1,913,719 | 1,913,719 |
| Suriname | 7,342 | 3,486 | 2,232 | 82,852 | 88,570 | 88,570 |
| Sweden | 27,268 | 14,139 | — | 314,807 | 328,946 | 328,946 |
| Switzerland | 39,347 | 20,411 | — | 454,249 | 474,660 | 474,660 |
| Trinidad and Tobago | 36,121 | 14,500 | 4,162 | 417,081 | 435,743 | 435,743 |
| United Kingdom | 80,551 | 41,776 | — | 929,946 | 971,722 | 971,722 |
| United States | 2,512,529 | 1,303,020 | — | 29,006,704 | 30,309,724 | 30,309,724 |
| Uruguay | 96,507 | 38,699 | 11,171 | 1,114,335 | 1,164,206 | 1,164,206 |
| Venezuela | 482,267 | 216,008 | 33,331 | 5,568,456 | 5,817,795 | 5,817,795 |
| Total before unallocated amount | 8,367,080 | 3,870,529 | 468,760 | 96,596,415 | 100,935,704 | 100,935,704 |
| Unallocated (2) | 1,299 | 905 | — | 14,765 | 15,670 | 15,670 |
| Total 2004 | 8,368,379 | $3,871,434 | $468,760 | $96,611,180 | $100,951,374 | |
| Total 2003 | 8,368,379 | $3,871,434 | $468,760 | $96,611,180 | | $100,951,374 |

(1) Data are rounded; detail may not add up to subtotals and totals because of rounding.

(2) Represents the remaining shares of the former Socialist Federal Republic of Yugoslavia. Possible membership of the Federal Republic of Yugoslavia (Serbia and Montenegro) is still pending.

## INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

## STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

**June 30, 2004**
**(unaudited)**

| Member countries | Subscribed shares | Number of votes | % of total number of votes(1) |
|---|---|---|---|
| **Regional developing members** | | | |
| Argentina | 900,154 | 900,289 | 10.752 |
| Bahamas | 17,398 | 17,533 | 0.209 |
| Barbados | 10,767 | 10,902 | 0.130 |
| Belize | 9,178 | 9,313 | 0.111 |
| Bolivia | 72,258 | 72,393 | 0.865 |
| Brazil | 900,154 | 900,289 | 10.752 |
| Chile | 247,163 | 247,298 | 2.953 |
| Colombia | 247,163 | 247,298 | 2.953 |
| Costa Rica | 36,121 | 36,256 | 0.433 |
| Dominican Republic | 48,220 | 48,355 | 0.577 |
| Ecuador | 48,220 | 48,355 | 0.577 |
| El Salvador | 36,121 | 36,256 | 0.433 |
| Guatemala | 48,220 | 48,355 | 0.577 |
| Guyana | 13,393 | 13,528 | 0.162 |
| Haiti | 36,121 | 36,256 | 0.433 |
| Honduras | 36,121 | 36,256 | 0.433 |
| Jamaica | 48,220 | 48,355 | 0.577 |
| Mexico | 578,632 | 578,767 | 6.912 |
| Nicaragua | 36,121 | 36,256 | 0.433 |
| Panama | 36,121 | 36,256 | 0.433 |
| Paraguay | 36,121 | 36,256 | 0.433 |
| Peru | 120,445 | 120,580 | 1.440 |
| Suriname | 7,342 | 7,477 | 0.089 |
| Trinidad and Tobago | 36,121 | 36,256 | 0.433 |
| Uruguay | 96,507 | 96,642 | 1.154 |
| Venezuela | 482,267 | 482,402 | 5.761 |
| Total regional developing members | 4,184,669 | 4,188,179 | 50.018 |
| **Canada** | 334,887 | 335,022 | 4.001 |
| **United States** | 2,512,529 | 2,512,664 | 30.008 |
| **Nonregional members** | | | |
| Austria | 13,312 | 13,447 | 0.161 |
| Belgium | 27,438 | 27,573 | 0.329 |
| Croatia | 4,018 | 4,153 | 0.050 |
| Denmark | 14,157 | 14,292 | 0.171 |
| Finland | 13,312 | 13,447 | 0.161 |
| France | 158,638 | 158,773 | 1.896 |
| Germany | 158,638 | 158,773 | 1.896 |
| Israel | 13,126 | 13,261 | 0.158 |
| Italy | 158,638 | 158,773 | 1.896 |
| Japan | 418,642 | 418,777 | 5.001 |
| Netherlands | 28,207 | 28,342 | 0.338 |
| Norway | 14,157 | 14,292 | 0.171 |
| Portugal | 4,474 | 4,609 | 0.055 |
| Slovenia | 2,434 | 2,569 | 0.031 |
| Spain | 158,638 | 158,773 | 1.896 |
| Sweden | 27,268 | 27,403 | 0.327 |
| Switzerland | 39,347 | 39,482 | 0.472 |
| United Kingdom | 80,551 | 80,686 | 0.964 |
| Total nonregional members | 1,334,995 | 1,337,425 | 15.973 |
| Total before unallocated amount | 8,367,080 | 8,373,290 | 100.000 |
| Unallocated (2) | 1,299 | 1,434 | |
| **GRAND TOTAL** | 8,368,379 | 8,374,724 | |

(1) Data are rounded; detail may not add to subtotals and grand total because of rounding.

(2) Represents the remaining shares of the former Socialist Federal Republic of Yugoslavia. Possible membership of the Federal Republic of Yugoslavia (Serbia and Montenegro) is still pending.

*The issuance of this Information Statement and any prospectus and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Executive Directors, their Alternates, officers or employees of any of the rights, immunities, privileges, or exemptions conferred upon any of them by the Agreement Establishing the Inter-American Development Bank or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.*

*No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Information Statement or any prospectus; and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Bank or by any dealer, underwriter or agent of the Bank. Neither this Information Statement nor any prospectus constitutes an offer to sell or solicitation of an offer to buy Securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.*

*Except as otherwise specified, all amounts in this Information Statement or prospectus are expressed in United States dollars. Currencies other than United States dollars have been translated into United States dollars at rates of exchange as described in Note B to the Financial Statements—Ordinary Capital.*

## TABLE OF CONTENTS